SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 14d-9
(Rule 14d-101)

SOLICITATION/ RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.           )

RETEK INC.
(Name of Subject Company)

RETEK INC.
(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

76128Q109
(CUSIP Number of Class of Securities)

Martin J. Leestma
President and Chief Executive Officer
Retek Inc.
Retek on the Mall
950 Nicollet Mall
Minneapolis, MN 55403
(612) 587-5000
(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person filing statement)

Copies to:

Michael A. Stanchfield, Esq.
Steven C. Kennedy, Esq.	A. Peter Harwich, Esq.
Faegre & Benson LLP	Eric S. Shube, Esq.
2200 Wells Fargo Center	Allen & Overy LLP
90 South Seventh Street	1221 Avenue of the Americas
Minneapolis, Minnesota 55402	New York, New York 11020
(612) 766-7000	(212) 610-6300

☐ Check the box if the filing relates to preliminary communications made before the commencement date of a tender offer.

ITEM 1.	SUBJECT COMPANY INFORMATION
      The name of the subject company is Retek Inc., a Delaware corporation (the “Company”). The address of the Company’s principal executive offices is 950 Nicollet Mall, Minneapolis, Minnesota 55403, and the telephone number of the Company’s principal executive offices is (612) 587-5000.
      The title of the class of equity securities to which this Statement relates is the common stock, $.01 par value per share, of the Company (the “Common Stock”). As of February 25, 2005, there were 56,117,640 shares of Common Stock issued and outstanding.

ITEM 2.	TENDER OFFER OF THE BIDDER
      The filing person is the Company. The name, business address and business telephone number of the Company are set forth in “Item 1. Subject Company Information.”
      This Statement relates to the tender offer (the “Offer”) by Sapphire Expansion Corporation, a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of SAP America, Inc., a Delaware corporation (“Parent”), to purchase all of the issued and outstanding shares of Common Stock for $8.50 per share in cash, without interest (the “Offer Price”), upon the terms and subject to the conditions of the Merger Agreement (as defined below) as described in the Offer to Purchase contained in the Schedule TO filed by the Purchaser (the “Schedule TO”) with the Securities and Exchange Commission (the “SEC”) on March 4, 2005. The Offer to Purchase and Letter of Transmittal are being mailed with this Statement and are filed herewith as Exhibits (a)(1)(A) and (a)(1)(B) and are incorporated herein by reference.
      The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of February 28, 2005 (the “Merger Agreement”), among the Company, Purchaser and Parent. The Merger Agreement provides that Purchaser will, on or before March 7, 2005, commence the Offer for all of the outstanding shares of Common Stock for the Offer Price, subject to a minimum tender of that number of shares of Common Stock which would represent at least a majority of the fully diluted shares and certain other conditions (the Offer, together with the other transactions contemplated by the Merger Agreement, being referred to herein as the “Transactions”).
      Among other things, the Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, following the purchase of and payment for a majority of the shares outstanding pursuant to the Offer, Purchaser will be merged with and into the Company (the “Merger”), and the Company will be the surviving corporation (the “Surviving Corporation”).
      At the effective time of the Merger (the “Effective Time”), each share (except for those held by Purchaser or Parent and except for those held by persons who have properly perfected appraisal rights under Delaware law) will be converted into the right to receive the Offer Price in cash, payable without interest to the holder of such share upon surrender of the related certificate. Shares held by Purchaser or Parent will be automatically cancelled and retired.
      Pursuant to the terms of the Company’s 1999 Equity Incentive Plan and Hightouch Technologies, Inc. 1999 Stock Option Plan, the Compensation Committee of the Board approved resolutions providing that each stock option granted thereunder held by active employees in good standing as of the time immediately prior to the Effective Time shall become fully vested and exercisable as of that time. Pursuant to the terms of the Company’s 1999 Directors Stock Option Plan, each stock option granted thereunder shall become fully vested and exercisable as of the time immediately prior to the Effective Time. At the Effective Time, the holder of each vested and unexercised stock option shall be entitled to receive for each share of Common Stock subject to the option an amount of cash equal to the excess, if any, of the Offer Price minus the exercise price of that option.
      The consummation of the Merger is subject to the satisfaction or waiver of certain conditions, including the approval and adoption of the Merger Agreement and the transactions contemplated thereby by the affirmative vote of the Company stockholders holding a majority of the outstanding shares and certain regulatory approvals. If the Purchaser has acquired (pursuant to the Offer or otherwise) a majority of the outstanding shares of Common Stock, the Purchaser will have sufficient voting power to adopt the Merger Agreement without the vote of any other stockholder. If after Purchaser’s acceptance of Common Stock pursuant to the Offer, Parent, Purchaser and any other affiliates of Parent collectively hold at least 80% but less than 90% of the outstanding Common Stock, Parent has the option to purchase from the Company up to that number of shares of the Common Stock that would cause Parent, Purchaser and any of their respective affiliates to collectively hold 90% of the outstanding Common Stock. If Purchaser acquires 90% of the outstanding shares of Common Stock either from accepting shares pursuant to the Offer or the purchase of shares pursuant to the option, then a stockholder vote will not be required under Delaware law in order to effect the Merger. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Statement and is incorporated herein by reference.
      The Schedule TO states that the address of the principal executive offices of each of Parent and Purchaser is 3999 West Chester Pike, Newtown Square, Pennsylvania 19073.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS
      Except as described herein or in the Information Statement (as defined below) or as incorporated herein by reference, to the knowledge of the Company, as of the date of this Statement, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and (1) Parent, Purchaser or their respective executive officers, directors or affiliates or (2) the Company or its executive officers, directors or affiliates.
      In considering the recommendation of the Board of Directors of the Company (the “Board”) with respect to the Offer, the Merger and the Merger Agreement, and the fairness of the consideration to be received in the Offer and the Merger, stockholders should be aware that certain executive officers and directors of the Company have interests in the Offer and the Merger that are described below and in the Information Statement pursuant to Section 14(f) of the Exchange Act, and Rule 14f-1 thereunder (the “Information Statement”), that is attached as Annex A to this Statement and incorporated herein by reference, and which may present them with certain potential conflicts of interest.
      The Board was aware of any such contracts, agreements, arrangements or understandings and any actual or potential conflicts of interest and considered them along with other matters described below in “Item 4. The Solicitation or Recommendation — Reasons for the Board’s Recommendation.”

Employment Agreements
      On March 14, 2003, the Company entered into an employment agreement with Martin J. Leestma. The agreement provides that Mr. Leestma will be the President, Chief Executive Officer and a Director of the Company. Mr. Leestma’s base salary under the contract is $380,000 per year. Mr. Leestma has the opportunity to earn an annual incentive bonus based on a combination of corporate and individual objectives. The employment agreement also provides that Mr. Leestma is entitled to participate in the employee benefit programs generally available to Company senior executives. In addition, the Board granted Mr. Leestma an option to purchase 1,000,000 shares of Company Common Stock at $4.69 per share under the Retek Inc. 1999 Equity Incentive Plan and/or the HighTouch Technologies 1999 Stock Option Plan and such shares vest over a period of three years and ninety days of continued employment, except as otherwise provided in the change-in-control agreement entered into by the Company and Mr. Leestma (as described below). Mr. Leestma is also entitled to certain additional payments if he is terminated without Cause (as defined in the employment agreement) or if he terminates his employment for Good Reason (as defined in the employment agreement), including payment of a pro-rata amount of his annual bonus, one year’s then-current annual base salary, vesting of certain stock options, and continued welfare benefits for one year at the active employee’s cost. However, to the extent the terms of this employment agreement are inconsistent with the terms of the change-in-control agreement entered into by the Company and Mr. Leestma, the terms of the change-in-control agreement supersede the terms of this employment agreement.
      On August 4, 2001, the Company entered into an employment agreement with John Buchanan. The agreement provides that Mr. Buchanan will be an executive advisor to the Company and Chairman of the Board. The employment agreement was amended effective July 1, 2003. As amended, the term of the employment agreement automatically renews each October 1 for an additional one-year term at the option of the Board through September 30, 2006. If the term is not extended, the Board must provide prior written notice. As amended, Mr. Buchanan’s base salary under the contract is at least $6,000 per year, payable in monthly increments. The employment agreement also provides that Mr. Buchanan is entitled to participate in the employee benefit programs generally available to Company senior executives and that his stock options will vest in accordance with the terms of the appropriate plan under which such options were granted. In the event of death, disability, termination by the Company without Cause (as defined in the employment agreement) or by Mr. Buchanan for Good Reason (as defined in the employment agreement) during the term of the employment agreement, Mr. Buchanan will be vested in his stock options and will be entitled to payment of the remaining base salary otherwise payable for the current term of the agreement. In the event of termination for Cause or by Mr. Buchanan without Good Reason, Mr. Buchanan would be entitled to payment of his base salary through the date of termination. The employment agreement also contains confidentiality, non-competition and non-solicitation provisions.

Change-in-Control Agreements
      In 2002 and 2003 the Company entered into change-in-control agreements with Martin J. Leestma, President, Chief Executive Officer and Director of the Company; Gregory Effertz, Senior Vice President, Finance & Administration, Chief Financial Officer, Treasurer and Secretary; and Thomas F. Carretta, Vice President, Legal and General Counsel. The Company entered into a change-in-control agreement with Jerome Dolinsky, Senior Vice President, Worldwide Sales in August 2004. Each change-in-control agreement provides that in the event of a change in control of the Company during the term of the agreement, the employee would become a consultant to the Company for a period of two years and, subject to the employee’s execution of a waiver and release of claims, the employee would be entitled to, among other things (1) immediate vesting of all options held on the date of the change in control; (2) a lump-sum cash payment equal to his base salary multiplied by two plus his target annual bonus multiplied by two; (3) continued participation in all benefit plans for a two-year period; and (4) a full gross-up for any excise taxes imposed on the employee for payments deemed to be “excess parachute” payments under the Internal Revenue Code.
      Each change-in-control agreement includes terms that preserve the employee’s right to change-in-control benefits for a certain period of time after the employee’s termination of employment, even if a change in control has not yet occurred. Each such employee has agreed not to solicit employees or customers of the Company to abandon or diminish their relationship with the Company during his employment and for a certain period thereafter. Each such employee has also agreed to refrain from disclosing any of the Company’s confidential or proprietary information to third parties.

Retention Agreements with Other Key Employees
      Each of the following executive officers of the Company participates in the Company’s Retention and Severance Plan for Key Employees, which was established in 2002 (the “Retention Plan”): John Goedert, Duncan Angove, James Murdy, and John Gray (each a “Participant”). The Retention Plan includes terms similar to those described above with respect to the change-in-control agreements, except that the Participant would be entitled to, among other things, a lump-sum cash payment equal to his base salary multiplied by 1.5 plus his target annual bonus multiplied by 1.5.

1999 Equity Incentive Plan (the “Incentive Plan”)
      The Incentive Plan authorizes the Compensation Committee of the Board to award up to 16,926,416 shares (as adjusted by the terms of the Incentive Plan) of Company Common Stock in the form of nonqualified or incentive stock options, stock appreciation rights, restricted stock, or stock bonuses. In connection with the transactions contemplated pursuant to the Merger Agreement, all stock options granted under the Incentive Plan will be canceled. The holders of vested and unexercised options will be entitled to receive payment of a cash amount for each such option equal to the excess, if any, of the Offer Price minus the exercise price of that option. At the Effective Time, the Incentive Plan will terminate and no future options or other stock grants will be issued thereunder.

HighTouch Technologies, Inc. 1999 Stock Option Plan (the “HighTouch Plan”)
      The HighTouch Plan authorizes the Compensation Committee of the Board to award up to 2,000,000 shares of Company common stock in the form of nonqualified stock options. In connection with the transactions contemplated pursuant to the Merger Agreement, all options granted under the HighTouch Plan will be canceled. Each holder of a vested and unexercised option will be entitled to receive payment of a cash amount for such option equal to the excess, if any, of the Offer Price minus the exercise price of that option. At the Effective Time, the HighTouch Plan will terminate and no future options or other stock grants will be issued thereunder.

1999 Employee Stock Purchase Plan (the “Purchase Plan”)
      The Purchase Plan authorizes the issuance of a maximum of 3,565,459 shares (as adjusted by the terms of the Purchase Plan) of Company Common Stock. Each Offering Period (as such term is defined in the Purchase Plan), eligible employees may designate between 2% and 15% of their cash compensation, subject to certain limitations, to be deducted from their pay for the purchase of common stock under the Purchase Plan. In connection with the transactions contemplated pursuant to the Merger Agreement, the date of purchase for amounts currently deferred under the Purchase Plan will be accelerated to a date immediately before the Effective Time, at which time each participant in the Purchase Plan will receive a cash amount equal to (1) the Offer Price minus the purchase price set under the terms of the Purchase Plan times the number of shares that could otherwise have been purchased under the Purchase Plan by the participant, plus (2) reimbursement of the participant’s actual payroll deductions under the Purchase Plan during the current Offering Period. At the Effective Time, the Purchase Plan will terminate and no future shares will be available thereunder.

1999 Directors Stock Option Plan (the “Directors Plan”)
      The Directors Plan was adopted by the Company in 1999. The Directors Plan provides for the issuance of up to 400,000 nonqualified stock options (as adjusted by the terms of the Directors Plan) to the outside directors. Under the provisions of the Directors Plan, options to purchase 25,000 shares of Company Common Stock were granted to outside directors upon their becoming a member of the Board and 7,500 additional options were granted on each anniversary of the initial grant, so long as they remain on the Board. Options under the Directors Plan were granted at the fair value of the stock at the grant date and vested entirely one year from the date of grant. At February 25, 2005, 250,000 shares were exercisable. In connection with the transaction contemplated pursuant to the Merger Agreement, all options granted under the Directors Plan will be canceled. The holders of vested and unexercised options will be entitled to receive payment of a cash amount for each such option equal to the excess, if any, of the Offer Price minus the exercise price of that option. When the Merger becomes effective, the Directors Plan will terminate and no future options or other stock grants will be issued thereunder.
      The above summaries and estimates are qualified in their entirety by reference to the complete text of the relevant agreements and plans, which have been filed herewith as Exhibits (e)(2) through (e)(12) and are incorporated herein by reference.

Board and Board Committee Arrangements
      Directors who are not employed by the Company are reimbursed for reasonable expenses incurred in attending the Board meetings or committee meetings. Upon initial election to the Board, each non-employee director was granted options to purchase 25,000 shares of the Company’s common stock pursuant to the Directors Plan. Non-employee directors are also granted options to purchase an additional 7,500 shares of common stock on an annual basis so long as they remain a member of the Board. In connection with the transactions contemplated pursuant to the Merger Agreement, all options granted under the Directors Plan will be canceled. Each holder of a vested and unexercised option will be entitled to receive payment of a cash amount for each such option equal to the excess, if any, of the tender price minus the exercise price of that option. When the Merger becomes effective, the Directors Plan will terminate and no future options or other stock grants will be issued thereunder.

Indemnification; Insurance
      The certificate of incorporation of the Company provides that the Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that he is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

      The Merger Agreement provides that for a period from the completion of the Offer until at least six years after the Effective Time, Parent will cause the Surviving Corporation to maintain in effect the current policy of directors’ and officers’ liability insurance maintained by Company and the Company Subsidiaries (provided that Parent or the Surviving Corporation may substitute policies of at least the same coverage and amounts containing material terms and conditions that are no less advantageous to the insured parties thereunder) with respect to claims arising from facts or events which occurred at or before the Effective Time (including consummation of the transactions contemplated by the Merger Agreement). Notwithstanding the foregoing, in the event the amount of the annual premium for such insurance coverage exceeds 200% of the amount of the annual premiums paid, as of the date of the Merger Agreement, by Parent for such coverage or equivalent coverage, Parent shall maintain or obtain as much of such insurance as can be so maintained or obtained at a cost equal to 200% of the amount of the annual premiums paid as of the date of the Merger Agreement by the Company for such coverage. The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) and is incorporated by reference.
      The Company has purchased and maintains insurance on behalf of any person who is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such.

The Merger Agreement
      This summary of the Merger Agreement and the description of the conditions of the Offer contained in Sections 12 and 14 of the Offer to Purchase which is filed as Exhibit (a)(1)(A) to the Schedule TO are qualified in their entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.
      The Merger Agreement provides that, promptly upon the purchase by Purchaser of the Shares pursuant to the Offer, Parent will be entitled, subject to compliance with Section 14(f) of the Exchange Act, to designate up to such number of directors (“Parent Designees”), rounded up to the next whole number, on the Board as will give Parent representation on the Board equal to the product of (1) the total number of directors on the Board (giving effect to any increase in the number of directors pursuant to the requirements of the Merger Agreement) multiplied by (2) the percentage that the aggregate number of Shares otherwise owned by Parent, Purchaser or any other subsidiary of Parent bears to the aggregate number of Shares outstanding at the time of Parent’s designation. The Merger Agreement further provides that the Company will, at such time upon request by Parent, promptly satisfy the foregoing by (a) increasing the size of the Board or (b) obtaining the resignations of incumbent directors, or both. Notwithstanding the foregoing, prior to the Merger the Board will include at least three directors who were members of the Board on the date of the Merger Agreement and who are not officers of the Company (the “Independent Directors”). The Company will use its reasonable efforts to cause the Parent Designees to be proportionately represented on each committee of the Board and each board of directors of each subsidiary of the Company designated by Parent.
      Following the election or appointment of the Parent Designees until the effective time of the Merger, the concurrence of a majority of the Independent Directors will be required for any amendment to the Merger Agreement, any termination of the Merger Agreement by the Company, any extension by the Company of the time for the performance of any of the obligations of Parent or Purchaser under the Merger Agreement (except as expressly permitted thereunder), any recommendation to stockholders or any modification or withdrawal of any such recommendation, any retention of counsel or other advisors in connection with the transactions contemplated hereby, any required or permitted consent or action by the Board relating to the Offer, Merger or Merger Agreement or any waiver of any of the Company’s rights or Parent’s or Purchaser’s obligations under the Merger Agreement.
      In connection with the Merger Agreement, the Company granted Parent an option under which Parent will have the right to acquire additional shares of Common Stock in certain circumstances such that Parent,

Purchaser and their respective affiliates will collectively hold, after exercise of the option, 90% of the outstanding shares of Common Stock.
      The obligation of the Company to deliver the additional shares to Parent pursuant to the option is subject to the condition that, among other things, Purchaser shall have accepted for payment pursuant to the Offer shares of Common Stock constituting at least 80% of the shares of Common Stock then outstanding.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION

The Board’s Recommendation
      The Board (1) determined that the terms of the Offer, the Merger and the Merger Agreement are fair to and in the best interests of the Company and its stockholders, (2) approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and (3) recommended that the Company’s stockholders accept the Offer and tender their shares pursuant to the Offer. A letter to the Company’s stockholders communicating the recommendation of the Board is filed herewith as Exhibit (a)(2) to this Statement and is incorporated herein by reference.

Background for the Board’s Recommendation
      Beginning in February 2004 and continuing through the summer of that year, the Board met on a number of occasions to discuss how the Company should address the challenges then facing the Company, including limited growth of new customers, declining dollar volume of individual sales, uncertainty regarding the timing of upgrades by customers, and industry consolidation. One of the strategies that the Board discussed during these meetings was a combination with a number of different potential transaction partners, including Parent.
      During September and October 2004, three parties, including Parent, made unsolicited inquiries to Martin Leestma, the Company’s chief executive officer, regarding the Company’s interest in a potential business combination. The Company engaged in preliminary, informal discussions with those parties during that time.
      On October 13, 2004, the Board authorized the engagement of Deutsche Bank Securities Inc. (“Deutsche Bank”) as the Company’s financial advisor with respect to the strategic alternatives that were under consideration.
      On October 28 and 29, 2004, the Company entered into confidentiality and standstill agreements with two of the three parties, including Parent, that had contacted Mr. Leestma. Discussions with the third party that had previously expressed an interest did not advance beyond the preliminary stages.
      On October 29, 2004, the Board held a meeting at which the Company’s management summarized the discussions with the three parties. In addition to presentations by management, both Deutsche Bank and the Company’s legal counsel, Faegre & Benson LLP, made presentations to the Board. At the conclusion of the meeting, the Board authorized management and Deutsche Bank to continue discussions with each of the two remaining interested parties and requested that those parties be encouraged to provide detailed expressions of interest by November 18. The Board also requested that Deutsche Bank contact a select group of other potential acquirers to gauge their interest in a transaction with the Company. The Company’s closing share price on October 29 was $5.52.
      During the period from November 1, 2004, through November 15, 2004, the Company’s management and financial advisor participated in business and financial due diligence meetings in Minneapolis with representatives of both parties. During that period, Deutsche Bank contacted the other potential acquirers that had been discussed with the Board as having potential interest in acquiring the Company. None of the discussions with these other companies resulted in a serious expression of interest in such an acquisition.
      On November 18, 2004, the Board held a meeting to discuss the progress of the discussions to date. Each of the two interested parties had requested additional information from the Company and thus had not yet provided a detailed expression of interest. After weighing the risks of management distraction against the promising discussions that were being held, the Board authorized management and Deutsche Bank to continue discussions with each of the two parties. The Company’s closing share price on November 18 was $5.54.

      During the period from November 18, 2004, through December 8, 2004, the Company’s management and Deutsche Bank held numerous meetings and conferences with representatives of both parties.
      On November 25, 2004, Parent submitted a preliminary non-binding term sheet to the Company proposing an acquisition at a per-share price of $6.75 to $7.25. Parent’s proposal was subject to the performance of additional due diligence and the grant of exclusive-negotiation rights by the Company. Deutsche Bank informed representatives of Parent that the proposed price range was lower than what the Board had indicated that it was willing to consider and requested that Parent raise its offer before the regularly scheduled meeting of the Board on December 8. Prior to December 8, Parent indicated that it would not increase its offer price without a formal response from the Company to its proposal. The Company’s closing share price on November 24 was $5.55.
      The Board held a regular meeting on December 8, 2004, to consider Parent’s term sheet and the status of discussions with the other interested party. At the conclusion of the meeting, the Board authorized management and Deutsche Bank to continue discussions and negotiations with both parties, including encouraging Parent to improve the terms of its offer. The Board rejected Parent’s request for exclusive-negotiation rights unless it improved its proposal. The Company’s closing share price on December 8 was $6.25.
      Following the December 8, 2004, Board meeting, Deutsche Bank contacted representatives of Parent and the other party to inform them that the Board had authorized management to move forward with definitive negotiations and the possible grant of exclusive-negotiation rights. Parent’s representatives indicated a willingness to continue negotiations and stated that they would consider increasing their offer price. Representatives of the other party stated that the other party was not in a position to submit a formal proposal and had ceased its formal review of an acquisition of the Company.
      From December 16, 2004, through January 10, 2005, representatives of the Company and Parent conducted several discussions regarding the Company’s business and valuation and other issues relevant to a potential business combination.
      On January 10, 2005, Parent submitted a revised non-binding term sheet to the Company with a stated purchase price of $8.00 per share, conditioned on, among other things, a period of exclusive negotiations. The Company’s closing share price on January 10 was $5.45.
      On January 14, 2005, Mr. Leestma spoke with Dr. Werner Brandt, the chief financial officer of SAP AG (“SAP AG”), the parent company of Parent. Mr. Leestma told Dr. Brandt that the Board had not authorized management to act on any proposal for less than $9.00 per share. Dr. Brandt indicated that Parent might consider raising its offer to $8.30-$8.40 per share, but he firmly rejected the $9.00 proposal. Later that day, SAP AG’s financial advisor contacted Deutsche Bank and stated that it had been instructed to inform Deutsche Bank that Parent was ready to terminate negotiations if agreement could not be reached on Parent’s current offer. The Company’s closing share price on January 14 was $5.42.
      On January 18, 2005, the Board met to consider Parent’s final offer. After weighing the Company’s alternatives and the merits of Parent’s offer, the Board directed management to submit a counter-proposal at $8.50 per share and with modification of certain of the non-price terms of the term sheet. Additionally, the Board authorized management, if Parent accepted the counter-proposal, to enter into a reasonable exclusivity agreement with Parent. The Company’s closing share price on January 18 was $5.71.
      During the period of January 19, 2005, through January 28, 2005, the Company, Parent, and their legal and financial advisors clarified the scope and schedule for Parent’s required due diligence review and negotiated the terms of the Parent proposal, including setting an $8.50 offer price and lowering the termination fee to 3% of the transaction value.
      On January 28, 2005, the Company and Parent entered into an exclusivity agreement, granting Parent exclusive-negotiation rights through February 28. The Company’s closing share price on January 28 was $6.06.
      Between January 31, 2005, and February 27, 2005, Parent performed an extensive due diligence investigation of the Company and its business. Between February 4, 2005, and February 27, 2005, the Company, Parent, and their legal and financial advisors negotiated the terms of the definitive Merger Agreement.

      On February 24, 2005, the Board met with management and the Company’s financial and legal advisors to review the status of negotiations with Parent and to discuss the definitive Merger Agreement. Faegre & Benson gave a presentation to the Board regarding the directors’ fiduciary duties under Delaware law in the context of a sale of the company. Faegre & Benson then reviewed with the Board the material terms of the Merger Agreement and the negotiations that had taken place on those terms. Faegre & Benson next discussed with the Board the treatment of the proposed transaction under the existing change-in-control agreements with certain officers and employees. Deutsche Bank then made a presentation to the Board regarding the financial aspects of the Parent proposal and stated its belief that, if the board requested, it could deliver to the Board its opinion that the consideration to be received by the Company’s stockholders under the Merger Agreement would be fair from a financial point of view. During the meeting, the directors discussed the Company’s business and prospects and the risks and benefits of alternatives to the Parent proposal, including the possibility of remaining an independent company. At the conclusion of the meeting, the Board affirmed its interest in proceeding with an acquisition by Parent for $8.50 per share and directed management and the Company’s legal and financial advisors to conclude negotiations on the definitive Agreement, including tightening the conditions to Parent’s obligation to complete the Offer. The Company’s closing share price on February 24 was $5.95.
      On February 27, 2005, the Board met with management and the Company’s financial and legal advisors to again review the status of negotiations with Parent and the terms of the definitive Merger Agreement. Faegre & Benson reminded the directors of their fiduciary duties under Delaware law and summarized the resolution of the remaining open issues under the Merger Agreement, including the favorable modification of certain of Parent’s closing conditions. Deutsche Bank then gave a presentation updating its prior presentation on the financial aspects of the definitive Parent proposal and delivered its formal opinion that the consideration to be received by the Company’s stockholders under the Merger Agreement is fair from a financial point of view. Following discussion, the Board unanimously determined that the Offer and the Merger are advisable and in the best interest of the Company’s stockholders, recommended that stockholders accept the Offer, and authorized Mr. Leestma to execute and deliver the Merger Agreement on behalf of the Company.
      Early in the morning on February 28, 2005, the Company and Parent executed and delivered the Merger Agreement and made a public announcement of the Transactions.

Reasons for the Board’s Recommendation
      Prior to approving the Merger Agreement and the Transactions and recommending that the Stockholders tender their shares pursuant to the Offer, the Board considered a number of factors, including:

•	The Board’s familiarity with the Company’s business, prospects, financial condition, results of operations, and current business strategy, including the significant strengths represented by the Company’s employees, products, reputation and customer relationships.

•	The challenges and risks that the Company has faced, and would likely continue to face, if it remained an independent company, including (a) limited growth of new customers and the slowing pace of conversions from “in-house” systems by large retailers, (b) declining number of large sales as customers increasingly focus on incremental improvements and smaller projects, (c) achieving earnings growth beyond the recent improvements, which were driven solely by cost reductions, (d) continuing delays in anticipated product upgrades by retailers, (e) developing attractive new features and functions to generate future revenues given constraints on spending for research and development, and (f) continuing to achieve sufficient efficiencies to respond effectively to pricing pressure from customers.

•	The consolidation in the business-software industry and the resulting competitive challenges and pressures on smaller companies such as the Company.

•	Current market conditions and the Company’s historical trading prices and volatility, including the fact that the Offer represents a premium of approximately 42% over the closing price of the Company’s Common Stock on February 25, 2005, the last trading day before the announcement of the Offer.

•	The extensive arm’s-length negotiations with Parent, which led the Board to believe that Parent’s offer represented the highest price that would be reasonably attainable for the Company’s stockholders.

•	The Board’s determination that the substantial immediate premium offered by Parent was preferable to Company stockholders as compared to a speculative return in the uncertain event that the Company’s share price would rise above $8.50 some time in the future.

•	The fact that the cash consideration in the Offer and the Merger, although taxable, provides certainty of value.

•	The February 27, 2005, opinion of Deutsche Bank that, as of that date and based on and subject to the matters described in its opinion, the consideration to be received by the Company’s stockholders pursuant to the Merger Agreement is fair to those stockholders from a financial point of view. The full text of Deutsche Bank’s opinion, setting forth the assumptions made, the procedures followed, the matters considered, and the limitations on the review undertaken by Deutsche Bank, is attached as Annex B to this Statement and is incorporated by reference. Company stockholders are encouraged to read the Deutsche Bank opinion in its entirety.

•	The results of the solicitations by Deutsche Bank of the other parties most likely to be potentially interested in an acquisition of the Company, which solicitations did not result in any other viable acquisition proposal.

•	The Offer and the Merger provide for a prompt cash tender offer to be followed as soon as practicable by a merger for the same per-share cash payment, thereby enabling the Company’s stockholders to obtain the benefits of the transaction at the earliest possible time.

•	The statements by the Company’s executive officers that they intended to tender shares owned by them into the Offer.

•	The Board’s ability, under the “fiduciary out” provisions of the Merger Agreement, to consider an unsolicited superior offer and, in certain circumstances, to terminate the Merger Agreement to accept such an offer upon payment of a reasonable termination fee.

•	The fact that Parent has the liquid funds required to complete the Transactions, and the lack of any financing contingency in the Merger Agreement.

•	The Board’s determination that the conditions to Parent’s obligation to consummate the Offer and the Merger were customary and not unduly onerous.
      The items listed above contain all of the material factors considered by the Board. In view of the wide variety of factors considered in connection with its evaluation of the Transactions, the Board did not find it practicable to, and did not quantify or assign any relative of specific weights to the items listed above. Individual directors may have viewed different factors to be more significant than others. The Board considered all of these factors as a whole and concluded overall that the Transactions are advisable and in the best interests of the Company’s stockholders.

Intent to Tender
      To the Company’s knowledge, all of its directors, executive officers, affiliates or subsidiaries currently intend to tender all shares that are held of record or beneficially owned by such persons pursuant to the Offer, other than shares, if any, held by such persons which, if tendered, could cause such person to incur liability under the provisions of Section 16(b) of Exchange Act.

ITEM 5.	PERSONS/ ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED
      The Company selected Deutsche Bank as financial advisor in connection with the Transactions based on Deutsche Bank’s qualifications, expertise, reputation and experience in mergers and acquisitions. The Company engaged the services of Deutsche Bank pursuant to an engagement letter dated October 13, 2004. Under the engagement letter, the Company agreed to pay Deutsche Bank a customary financial advisory fee, a substantial portion of which will be received upon the consummation of the Transactions. The Board was aware of this fee structure and took it into account in considering Deutsche Bank’s opinion and in approving the Transactions. The Company became obligated to pay Deutsche Bank a customary, non-refundable fee when Deutsche Bank was asked to render its opinion to the Board. The Company agreed to reimburse Deutsche Bank for all out-of-pocket expenses reasonably incurred by it in connection with its engagement. The Company also agreed, subject to limitations, to indemnify and hold harmless Deutsche Bank (and persons affiliated or associated with Deutsche Bank) against losses, fees and expenses incurred by any of them as a result of a claim or litigation arising out of Deutsche Bank’s engagement by the Company.
      Deutsche Bank is an internationally recognized investment banking firm experienced in providing advice in connection with mergers and acquisitions and related transactions. Deutsche Bank is an affiliate of Deutsche Bank AG (together with its affiliates, the “DB Group”). One or more members of the DB Group have, from time to time, provided investment banking, commercial banking (including extension of credit) and other financial services to Retek and SAP AG or their affiliates for which it has received compensation, including acting as financial advisor to SAP AG with respect to its acquisition of the outstanding shares of SAP SI in May 2004 and acting as a coordinator on a Euro 1 billion syndicated revolving credit facility in November 2004. Prof. Dr. Henning Kagermann, the Chief Executive Officer of SAP AG, is a member of the non-management Supervisory Board of Deutsche Bank’s indirect parent company, Deutsche Bank AG. In the ordinary course of business, members of the DB Group may actively trade in the securities and other instruments and obligations of the Company and SAP AG for their own accounts and for the accounts of their customers. Accordingly, the DB Group may at any time hold a long or short position in such securities, instruments and obligations.
      Except as described above, neither the Company nor any other person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to the stockholders on its behalf concerning the Offer or the Merger.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY
      During the past 60 days, no transactions in the Common Stock have been effected by the Company or, to the best of the Company’s knowledge, by any director, executive officer, affiliate or subsidiary of the Company.

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Subject Company Negotiations
      Except as set forth in this Schedule 14D-9 statement, the Company is not undertaking or engaged in any negotiation in response to the Offer that relates to or would result in (1) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (2) a purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; (3) a tender offer for or other acquisition of the Company’s securities by the Company, any subsidiary of the Company, or any other person; or (4) a material change in the present dividend rate or policy, indebtedness or capitalization of the Company. As described in the summary of the Merger Agreement contained in the Schedule TO, the Board, in connection with the exercise of its fiduciary duties, is permitted under certain conditions to engage in negotiations in response to an unsolicited takeover proposal.

Transactions And Other Matters
      Except as set forth in this Schedule 14D-9 statement, there is no transaction, resolution of the Board, agreement in principle, or signed contract that is entered into in response to the Offer that relates to or would result in one or more of the matters referred to in the immediately preceding paragraph of this Item 7.

ITEM 8.	ADDITIONAL INFORMATION

Section 14(f) Information Statement
      The Information Statement attached as Annex A hereto and incorporated herein by reference is being furnished pursuant to Rule 14f-1 under the Exchange Act in connection with the potential designation by Parent, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of Stockholders, as described in “Item 3. Past Contracts, Transactions, Negotiations and Agreements — The Merger Agreement.”

General Corporation Law of the State of Delaware
      The Company is incorporated under the laws of the State of Delaware and is subject to the Delaware General Corporation Law (“DGCL”). The following is a brief description of certain aspects of the DGCL applicable to the transactions contemplated by the Merger Agreement.

Merger
      Under Section 253 of the DGCL, if Purchaser acquires, pursuant to the Offer (including any extension thereof) or otherwise, at least 90% of each class of the outstanding shares, Purchaser will be able to effect the Merger after consummation of the Offer without a vote by the Board or the Company’s stockholders. If Purchaser acquires at least 80% of the shares of Common Stock pursuant to the Offer, then Purchaser may exercise its option to purchase from the Company sufficient number of shares of Common Stock that would cause Purchaser to hold at least 90% of the outstanding shares of Common Stock. See “Item 3. Past Contracts, Transactions, Negotiations and Agreements — The Merger Agreement.” However, if Purchaser is not able to acquire at least 90% of each class of the outstanding shares pursuant to the Offer (including any extension thereof) or otherwise, a vote by the Company’s stockholders will be required under the DGCL to effect the Merger. As a result, the Company would also have to comply with the federal securities laws and regulations governing the solicitation of proxies, including the preparation and distribution of a proxy statement. Thus, if the Merger cannot be accomplished as a short-form merger under Section 253 of the DGCL, a longer period of time will be required to effect the Merger and pay stockholders who do not tender their shares in the Offer. However, it is a condition to consummation of the Offer that there has been validly tendered and not withdrawn prior to the expiration of the Offer at least a majority of shares outstanding (determined on a fully diluted basis). Thus, upon completion of the Offer, the results of any stockholder vote to adopt the Merger Agreement and approve the Merger should be assured.

Appraisal Rights
      No appraisal rights are available unless and until the Merger is consummated. However, if the Merger is consummated stockholders who have not tendered their shares will have certain rights under the DGCL to demand appraisal of, and to receive payment in cash of the fair value of, their shares. Stockholders who perfect such rights by complying with the procedures set forth in Section 262 of the DGCL will have the “fair value” of their shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) determined by the Delaware Court of Chancery and will be entitled to receive a cash payment equal to such fair value for the Surviving Corporation. In addition, such dissenting stockholders will be entitled to receive payment of a fair rate of interest, if any, from the date of consummation of the Merger on the amount determined to be the fair value of their shares. In determining the fair value of the shares, the court is required to take into account all relevant factors. Accordingly, such determination could be based upon considerations other than, or in addition to, the market value of the shares, including asset values and earning capacity. The value so determined in any appraisal proceeding could be the same as, more than, or less than the consideration to be paid in the Offer and the Merger.
      The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights under the DGCL. The preservation and exercise of appraisal rights require strict adherence to the applicable provisions of the DGCL.
      Appraisal rights cannot be exercised at this time. The information set forth above is for informational purposes only with respect to alternatives available to stockholders if the Merger is consummated. Stockholders who will be entitled to appraisal rights in connection with the Merger will receive additional information concerning appraisal rights and the procedures to be followed in connection therewith before such stockholders have to take any action relating thereto.
      Stockholders who sell shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but, rather, will receive the purchase price paid in the Offer therefor.

Delaware Anti-Takeover Statute
      The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an “interested stockholder” (generally a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock, or an affiliate or associate thereof) from engaging in a “business combination” (defined to include mergers and certain other transactions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder unless prior to such date the Board approved either the business combination or the transaction in which the interested stockholder became an interested stockholder. To ensure that the restrictions contained in Section 203 of the DGCL do not apply to the Offer and the Merger, on February 27, 2005, prior to the execution of the Merger Agreement, the Board, by unanimous vote of all directors, approved the Merger Agreement and the transactions contemplated thereby, including the Purchaser’s acquisition of shares pursuant to the Offer and the Merger. Accordingly, the restrictions on business combinations provided for in Section 203 are inapplicable to the Offer and the Merger.

Certain Litigation
      On March 1, 2005, the Company was advised that a Company stockholder intends to file a class action lawsuit against the Company’s directors in state court in Hennepin County, Minnesota, titled Braverman v. Leestma et al. The action is purportedly brought by an individual stockholder named Ira Braverman on behalf of all stockholders of the Company. The Company is not named as a defendant in the action. The threatened lawsuit alleges that the defendants breached their fiduciary duties to the Company’s stockholders in connection with the negotiation and approval of the Merger Agreement. The plaintiff in the threatened lawsuit indicated an intention to seek injunctive relief preventing the consummation of the Merger, rescission of the Merger to the extent already implemented, and the award of attorneys’ fees.
      On March 2, 2005, the Company learned that a second class action was filed against the Company and its directors also in state court in Hennepin County, Minnesota, titled Blakstad v. Retek, Inc. et al. The action is brought by an individual stockholder named Don Blakstad on behalf of all stockholders of the Company. The lawsuit alleges that the defendants breached their fiduciary duties to the Company’s stockholders in connection with the negotiation and approval of the Merger Agreement. The complaint seeks injunctive relief preventing the consummation of the Merger, rescission of the Merger to the extent already implemented, and the award of attorneys’ fees.

ITEM 9.	EXHIBITS.

(a)(1)(A)	Offer to Purchase, dated March 4, 2005 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by SAP America, Inc.)
(a)(1)(B)	Letter of Transmittal, dated March 4, 2005 (incorporated by reference to Exhibit (a)(1)(B) to Schedule TO of SAP America, Inc.)

(a)(2)	Letter to Stockholders of Retek Inc. dated March 4, 2005 (filed herewith).*

(a)(5)(A)	Fairness Opinion of Deutsche Bank to the Board of Directors of Retek Inc., dated February 27, 2005 (incorporated by reference to Annex B to this Schedule 14D-9)

(a)(5)(B)	Press Release of Retek Inc., dated February 28, 2005 (incorporated by reference to Exhibit 99 to the Form 8-K filed by Retek Inc. on February 28, 2005)

(a)(5)(C)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (attached as Annex A to this Schedule 14D-9)

(e)(1)	Agreement and Plan of Merger, dated as of February 28, 2005, by and among SAP America, Inc., Sapphire Expansion Corporation and Retek Inc. (incorporated by reference to Exhibit 2 to the Form 8-K filed by Retek Inc. on February 28, 2005)

(e)(2)	Offer Letter, dated March 14, 2003, between Retek Inc. and Martin Leestma (incorporated by reference to Exhibit 10.21 to the Form 10-Q for the quarter ended March 31, 2003)

(e)(3)	Employment Agreement, dated August 4, 2001, between Retek Inc. and John Buchanan (incorporated by reference to Exhibit 10.16 to the Form 10-K for the fiscal year ended December 31, 2002)

(e)(4)	Change in Control Agreement, dated June 3, 2003, between Retek Inc. and Martin J. Leestma (filed herewith)

(e)(5)	Change in Control Agreement, dated March 14, 2002, between Retek Inc. and Gregory Effertz (incorporated by reference to Exhibit 10.3 to the Form 10-Q for the quarter ended September 30, 2002)

(e)(6)	Change in Control Agreement, dated March 14, 2002, between Retek Inc. and Thomas F. Carretta (filed herewith)

(e)(7)	Change in Control Agreement, dated August 24, 2004, between Retek Inc. and Jerome Dolinsky (filed herewith)

(e)(8)	Retek Inc. Retention and Severance Plan for Key Employees (incorporated by reference to Exhibit 10.18 to the Form 10-K for the fiscal year ended December 31, 2002)

(e)(9)	Retek Inc. 1999 Equity Incentive Plan (incorporated by reference to Exhibit 10.5 to the Form S-1/A filed on November 1, 1999)

(e)(10)	Retek Inc. 1999 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.6 to the Form S-1/A filed on November 1, 1999)

(e)(11)	HighTouch Technologies, Inc. 1999 Stock Option Plan (incorporated by reference to Exhibit 4.3 to the Form S-8 filed on May 24, 2000)
(e)(12)	Retek Inc. 1999 Directors Stock Option Plan (incorporated by reference to Exhibit 10.7 to the Form S-1/A filed on November 1, 1999)

*	Included in copies mailed to stockholders of Retek Inc.

SIGNATURE
      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: March 4, 2005

Retek Inc.

By:	/s/ Martin J. Leestma

Martin J. Leestma
President and Chief Executive Officer

ANNEX A
RETEK INC.
Retek on the Mall
950 Nicollet Mall
Minneapolis, Minnesota 55403
INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE
ACT OF 1934 AND RULE 14f-1 THEREUNDER

GENERAL INFORMATION
      This Information Statement is mailed on or about March 4, 2005, as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of Retek Inc., a Delaware corporation (“Company”), to the holders of record of shares of common stock, par value $.01 per share, of the Company (the “Common Stock”). You are receiving this Information Statement in connection with the possible election of persons designated by Parent (as defined below) to a majority of the seats on the Board of Directors of Company (the “Board”).
      On February 28, 2005, the Company, SAP America, Inc., a Delaware corporation (“Parent”), and Sapphire Expansion Corporation, a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement, subject to certain conditions and as more fully described in the Merger Agreement, (1) Parent will cause Purchaser to commence a cash tender offer (the “Offer”) for all outstanding shares of the Common Stock (the “Shares”) at a price of $8.50 per Share, net to the seller in cash without interest thereon (the “Offer Price”), and (2) Purchaser will be merged with and into Company (the “Merger”). If the Offer and the Merger are completed, the Company will become a wholly owned subsidiary of Parent.
      The Merger Agreement provides that, promptly upon the purchase by Purchaser of the Shares pursuant to the Offer (provided that the Minimum Condition, as defined in the Merger Agreement, has been satisfied), and from time to time thereafter, Parent will be entitled to designate directors (the “Parent Designees”) on the Board that will give Parent representation substantially proportionate to its ownership interest. The Merger Agreement requires that the Company promptly take necessary action to cause the Parent Designees to be elected or appointed to the Board under the circumstances described in the Merger Agreement. This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Schedule 14D-9.
      You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with this Information Statement.
      The information contained in this Information Statement concerning Parent and Purchaser and the Parent Designees has been furnished to the Company by Parent and Purchaser. The Company assumes no responsibility for the accuracy or completeness of such information.
RIGHT TO DESIGNATE DIRECTORS; PARENT DESIGNEES
      The Merger Agreement provides that, promptly upon the purchase by Purchaser of the Shares pursuant to the Offer, Parent will be entitled, subject to compliance with Section 14(f) of the Exchange Act, to designate up to such number of directors, rounded up to the next whole number, on the Board as will give Parent representation on the Board equal to the product of (1) the total number of directors on the Board (giving effect to any increase in the number of directors pursuant to the requirements of the Merger Agreement) multiplied by (2) the percentage that the aggregate number of Shares otherwise owned by Parent, Purchaser or any other subsidiary of Parent bears to the aggregate number of Shares outstanding at the time of Parent’s designation. The Merger Agreement further provides that the Company will, at such time upon request by Parent, promptly satisfy the foregoing by (a) increasing the size of the Board or (b) obtaining the resignations of incumbent directors, or both. Notwithstanding the foregoing, prior to the Merger the Board will include at least three directors who were members of the Board on the date of the Merger Agreement and who are not officers of the Company. The Company will use its reasonable efforts to cause the Parent Designees to be proportionately represented on each committee of the Board and each board of directors of each subsidiary of the Company designated by Parent.
      The Parent Designees will be selected by Parent from among the directors and executive officers of Parent or Purchaser listed on Schedule I annexed hereto. Certain information regarding such candidates is contained in Schedule I. If additional Parent Designees are required in order to constitute a majority of the Board, such additional Parent Designees will be selected by Parent from among the directors and executive officers of Parent or Purchaser contained in Schedule I to the Offer to Purchase, which is incorporated herein by reference.
      None of the persons from among whom the Parent Designees will be selected, or their associates, is a director of, or holds any position with, the Company. To the knowledge of the Company, except as set forth in Schedule I annexed hereto, none of the persons from among whom the Parent Designees will be selected or their associates beneficially owns any equity securities, or rights to acquire any equity securities, of the Company or has been involved in any transactions with the Company or any of its directors or executive officers that are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”).
CERTAIN INFORMATION REGARDING THE COMPANY
      The Common Stock is the only class of voting securities of the Company outstanding. Each share of Common Stock has one vote. As of February 25, 2005, there were 56,117,640 Shares of Common Stock outstanding.

OWNERSHIP OF COMMON STOCK
      The following table sets forth, as of February 25, 2005, the beneficial ownership of the Common Stock by (1) each person known by the Company beneficially to hold more than 5% of the outstanding Common Stock, (2) each director or nominee for director of the Company, (3) the chief executive officer and the four other most highly-paid executive officers in 2004, and (4) all executive officers and directors of the Company as a group. Except as otherwise noted, the listed beneficial owner has sole voting and investment power with respect to the listed shares. Except as otherwise indicated in the table, the business address of all persons listed is c/o Retek Inc., 950 Nicollet Mall, 4th Floor, Minneapolis, Minnesota 55403.

	Amount and Nature
	of Beneficial
Name of Beneficial Owner	Ownership	Percent of Class

Kopp Investment Advisors, Inc.(1)(2)	4,299,289	7.7%
7701 France Avenue South, Suite 500
Edina, MN 55435
Entities Affiliated with
Barclays Global Investors, N.A.(1)(3)	5,428,165	9.7%
45 Fremont Street
San Francisco, CA 94105
Paradigm Capital Management, Inc.(1)	2,925,100	5.2%
Nine Elk Street
Albany, NY 12207
FMR Corp.(1)	3,117,707	5.6%
82 Devonshire Street
Boston, MA 02109
John Buchanan(4)	524,516	*
Martin Leestma(5)	711,944	1.3%
John L. Goedert(6)	363,070	*
Gregory A. Effertz(7)	279,416	*
Jerome Dolinsky(8)	219,026	*
Duncan Angove(9)	232,546	*
John Gray(10)	99,862	*
N. Ross Buckenham(11)	60,000	*
Ward Carey(12)	65,000	*
Chris Sang(13)	25,000	*
Glen A. Terbeek(14)	80,000	*
William J. Walsh(15)	32,500	*
Stephen E. Watson(16)	80,000	*
All current executive officers and directors as a group (15 persons) (17)	2,983,433	5.1%

*	Less than 1%.

(1)	The information on number of shares beneficially owned was obtained from filings made with the Securities and Exchange Commission pursuant to Section 13(d) or 13(g) of the Exchange Act.

(2)	Represents 3,186,615 shares held by Kopp Investment Advisors, Inc. with sole voting power, 1,000,000 shares with sole dispositive power, and 2,882,359 shares with shared dispositive power and 416,930 shares held by Leroy C. Kopp with sole dispositive power.

(3)	Includes 4,016,286 shares held by Barclays Global Investors, N.A. with sole voting and dispositive power, 846,760 shares held by Barclays Global Fund Advisors with sole voting and dispositive power and 565,119 shares held by Barclays Global Investors, Ltd. with sole voting and dispositive power.

(4)	Includes options to purchase 514,300 shares of common stock exercisable within 60 days (does not include options that will become vested and immediately exercisable as a result of the Transactions).

(5)	Includes options to purchase 708,333 shares of common stock exercisable within 60 days (does not include options that will become vested and immediately exercisable as a result of the Transactions).

(6)	Includes options to purchase 359,300 shares of common stock exercisable within 60 days (does not include options that will become vested and immediately exercisable as a result of the Transactions).

(7)	Includes options to purchase 277,749 shares of common stock exercisable within 60 days (does not include options that will become vested and immediately exercisable as a result of the Transactions).

(8)	Includes options to purchase 217,699 shares of common stock exercisable within 60 days (does not include options that will become vested and immediately exercisable as a result of the Transactions).

(9)	Includes options to purchase 231,368 shares of common stock exercisable within 60 days (does not include options that will become vested and immediately exercisable as a result of the Transactions).

(10)	Includes options to purchase 98,332 shares of common stock exercisable within 60 days (does not include options that will become vested and immediately exercisable as a result of the Transactions).

(11)	Includes options to purchase 60,000 shares of common stock exercisable within 60 days (does not include options that will become vested and immediately exercisable as a result of the Transactions).

(12)	Includes options to purchase 65,000 shares of common stock exercisable within 60 days (does not include options that will become vested and immediately exercisable as a result of the Transactions).

(13)	Includes options to purchase 25,000 shares of common stock exercisable within 60 days (does not include options that will become vested and immediately exercisable as a result of the Transactions).

(14)	Includes options to purchase 80,000 shares of common stock exercisable within 60 days (does not include options that will become vested and immediately exercisable as a result of the Transactions).

(15)	Includes options to purchase 32,500 shares of common stock exercisable within 60 days (does not include options that will become vested and immediately exercisable as a result of the Transactions).

(16)	Includes options to purchase 80,000 shares of common stock exercisable within 60 days (does not include options that will become vested and immediately exercisable as a result of the Transactions).

(17)	Includes 100,417 shares beneficially owned by Thomas Carretta and 110,136 shares by James Murdy. Includes options to purchase 100,417 and 108,665 shares of common stock exercisable within 60 days, respectively (does not include options that will become vested and immediately exercisable as a result of the Transactions).

Board of Directors
      The Board consists of eight directors, each of whom holds office until his or her resignation or removal and until his or her successor is duly elected and qualified. In accordance with the terms of the Company’s bylaws, at each annual meeting, directors are elected for a three-year term. All of the persons listed below are currently serving as directors of the Company.
      John Buchanan, age 48, has served on the Board since May 1995 and has served as the Chairman of the Board since September 1999. Mr. Buchanan served as Chief Executive Officer of the Company from September 1999 to July 2001. Mr. Buchanan holds a Bachelor of Commerce in Accounting and Computer Systems from the University of Otago, New Zealand.
      N. Ross Buckenham, age 47, has served on the Board since November 1999. From April 2004 to the present, Mr. Buckenham has served as President of Unigy Holdings, LLC, a merger, acquisition and consulting firm in the telecom, wireless and services fields. From November 2003 to March 2004, Mr. Buckenham served as Chief Integration Officer for Metrocall, Inc., a B2B provider of wireless data, messaging and connectivity solutions. From January 1996 to November 2003, Mr. Buckenham served with WebLink Wireless, Inc., a wireless messaging and network company, in a number of senior management positions, most recently as Chairman and Chief Executive Officer. WebLink Wireless, Inc. filed for Chapter 11 bankruptcy protection in May 2001 and emerged from Chapter 11 bankruptcy restructuring in September 2002. Mr. Buckenham holds a Bachelor of Science degree in Chemical Engineering from Canterbury University, New Zealand, and a Masters of Business Administration from Harvard University.
      Ward Carey, age 40, has served on the Board since November 1999. From January 2004 to the present, Mr. Carey has served as a Partner at Primary Global Research. Mr. Carey served in sales with ThinkEquity

Partners from December 2001 to December 2003. Prior to joining ThinkEquity Partners, Mr. Carey was self-employed from October 2000 to December 2001. From March 1999 to October 2000, Mr. Carey served as Senior Vice President of Business Strategy of HNC Software, Inc. From July 1998 to March 1999, Mr. Carey served in sales with Credit Suisse First Boston Corporation, where he served as a charter member of the Technology Group. Mr. Carey holds a Bachelor of Arts degree in Political Science from Columbia University, New York.
      Martin J. Leestma, age 46, has served on the Board since March 2003 and is currently the Company’s President and Chief Executive Officer. Prior to joining the Company, Mr. Leestma spent 23 years at Accenture, most recently serving as Global Managing Partner, Consumer Goods & Services (CGS) Industries and Retail. Mr. Leestma started at Accenture in 1980, was promoted to Partner in 1991, Global Managing Partner of Retail Technology in 1996, Managing Partner Consumer Goods & Services in 1999, and a Global Industry Managing Partner in 2002. Mr. Leestma holds a Bachelor of Science degree in Industrial Management and Computer Sciences from Purdue University.
      Chris Sang, age 46, has served on the Board since December 2003. From January 2002 to present, Mr. Sang has served as Chief Executive Officer of ClairVista LLC and ClairVista Advisors, Inc., companies that provide technology and merger and acquisition advisory services. From January 2000 to January 2002, he served as founder and Chief Executive Officer of iFulfillment, Inc. Mr. Sang has also served as Chief Financial Officer of Ulta Cosmetics & Salon and began his career in public accounting. Mr. Sang holds a Bachelor of Science degree in Accounting from DePaul University.
      Glen A. Terbeek, age 62, has served on the Board since November 1999. Mr. Terbeek is currently a consultant with Breakaway Strategies, Inc., an independent consulting company he founded in January 1999. From 1965 to December 1998, Mr. Terbeek was with Andersen Consulting (now Accenture), a management consulting company, where he was most recently a managing partner of Andersen’s Food and Packaged Goods Industry Practice. Mr. Terbeek holds a Bachelor of Arts degree in Mathematics and Physics from Hope College and a Masters of Business Administration degree in Quantitative Methods from the University of Michigan.
      Stephen E. Watson, age 60, has served on the Board since November 1999 and is currently retired. Mr. Watson served as Chief Executive Officer of Gander Mountain LLC, a specialty retailer of outdoor recreational equipment and clothing, from November 1997 until he retired in November 2002. Mr. Watson was President and board member of Target Corporation from 1992 until he retired in 1996. From March 1996 to November 1997, Mr. Watson was also retired. Mr. Watson has also served as a director of Shopko Stores Inc., a chain of retail stores specializing in discount merchandise, from 1996 to present. Mr. Watson holds a Bachelor of Arts degree in American History and Literature from Williams College and a Masters of Business Administration degree from Harvard University.
      William Walsh, age 41, has served on the Board since September 2002. From March 2004 to present, Mr. Walsh has served as Chief Executive Officer of Open Harbor, Inc., a provider of integrated trade services to manage international trade operations. From May 2003 to February 2004, he served as Chief Executive Officer of Velosant LLP, a software and services company that provides integrated solutions across an organization’s financial supply chain. From January 2000 to February 2002, Mr. Walsh was with E.piphany, Inc., serving most recently as Chief Operating Officer. Mr. Walsh was employed by Octane Software, Inc., a customer relationship management software provider that was acquired by E.piphany, as President and Chief Operating Officer from January 2000 to May 2000. From September 1992 to December 1999, Mr. Walsh held a number of positions with PeopleSoft, Inc., an enterprise resource planning software provider, most recently as President of PeopleSoft International. Mr. Walsh holds a Bachelor of Arts degree in Psychology from DePaul University and a Masters of Business Administration degree from Loyola University.

Board of Directors’ Committees and Meetings
      The Board met eight times and acted by unanimous written consent twice during 2004. During 2004, none of the Company’s current directors attended fewer than 75% of the total number of meetings held by the Board and the total number of meetings held by all committees of the Board on which each such director served. The Board has an audit committee, a compensation committee, a nominating committee and a special litigation committee.

      Audit Committee. The Company has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The audit committee consists of Messrs. Sang, Walsh and Watson. Mr. Sang is chairman of the audit committee. The audit committee met eight times during 2004. The responsibilities of the audit committee include:

1. selecting the independent accountants to conduct the annual audit of the Company’s accounts;

2. reviewing the proposed scope of such audit and pre-approving all fees to be paid to the Company’s independent accountants, including audit, audit-related, tax, and any other permitted non-audit fees;

3. reviewing and discussing with the Company’s chief executive officer and chief financial officer the procedures they followed to complete their certifications in connection with the Company’s periodic filings with the Securities and Exchange Commission;

4. reviewing and discussing with management and the independent public accountants the critical accounting policies and the financial statements to be included in the quarterly and annual reports the Company files with the Securities and Exchange Commission; and

5. reviewing the adequacy and effectiveness of the Company’s internal auditing, accounting, disclosure and financial controls with the independent public accountants and the Company’s financial and accounting staff.
      The audit committee also reviews and reassesses at least annually the adequacy of its charter and submits the charter to the Board for approval. In connection with its annual review of the Audit Committee Charter, the audit committee approved changes to the charter, which are reflected in the copy attached hereto as Schedule II. The Board has determined that all members of the audit committee are “independent” as that term is defined in the applicable Nasdaq listing standards and regulations of the Securities and Exchange Commission and all members are financially literate as required by the applicable Nasdaq listing standards. In addition, the Board has determined that Mr. Sang has the financial experience required by the applicable Nasdaq listing standards and is an “audit committee financial expert” as defined by applicable regulations of the Securities and Exchange Commission.
      Nominating Committee. The nominating committee consists of Messrs. Watson and Terbeek. Mr. Watson is Chairman of the nominating committee. The Board has determined that all members of the nominating committee are “independent” as that term is defined in the applicable Nasdaq listing standards. The nominating committee did not meet but acted by unanimous written consent once during 2004. The nominating committee does not have a charter. The responsibilities of the nominating committee include:

1. identifying and nominating new and existing Board members for election at the Annual Meeting; and

2. recommending to the Board members individuals to fill any vacancies and evaluating, on a continuous basis, possible candidates to serve on the Board, as well as the Board’s size relative to its responsibilities.
      The nominating committee has a policy regarding nominees by a stockholder. The committee is willing to consider recommendations of nominees by a stockholder if the stockholder submits the nomination in compliance with the advance notice, information and other requirements set forth in the Company’s bylaws. Stockholders should direct such recommendations of nominees to the Nominating Committee, Retek Inc., 950 Nicollet Mall, 4th Floor, Minneapolis, Minnesota 55403.
      The nominating committee will review all nominees for director and recommend to the Board those nominees whose attributes it believes would be most beneficial to the Company. This assessment will include such issues as experience, integrity, competence, diversity, skills, and dedication in the context of the needs of the Board. Each individual is evaluated in the context of the Board as a whole, with the objective of recommending a group of nominees that can best perpetuate the success of the business and represent stockholder interest through the exercise of sound judgment based on diversity of experience in the various areas described. The nominating committee will consider director candidates recommended by stockholders in the same manner that it considers all director candidates.

      Compensation Committee. The compensation committee consists of Messrs. Buckenham and Carey. Mr. Buckenham is Chairman of the compensation committee. The Board has determined that all members of the compensation committee are “independent” as that term is defined in the applicable Nasdaq listing standards. The compensation committee may not include any employee of the Company. The compensation committee met eight times and acted by unanimous written consent once during 2004. The responsibilities of the compensation committee include:

1. establishing compensation policies consistent with corporate objectives and stockholder interests;

2. approving and/or recommending to the Board levels of compensation for the Company’s senior executives;

3. administering grants under the Company’s stock-based and other performance-based incentive compensation plans; and

4. adopting and/or recommending to the Board new plans or changes in compensation programs.
      The Board may, from time to time, establish certain other committees to facilitate the management of the Company.

Stockholder Communication with the Board of Directors and Director Attendance at Annual Meetings
      The Board provides a process for stockholders to send communications to the Board or any of the directors. Stockholders may send written communications to the Board or any of the directors at the Office of the Corporate Secretary at Retek Inc., 950 Nicollet Mall, 4th Floor, Minneapolis, Minnesota 55403. All communications will be compiled by the Corporate Secretary and submitted to the Board or the individual directors on a periodic basis.
      The Company does not have a formal policy regarding attendance by members of the Board at the Company’s annual meetings of stockholders, but it has always encouraged its directors to attend its annual meeting of stockholders. In 2004, all eight directors attended the Company’s annual meeting of stockholders. The Board will consider formalizing its policy of encouraging director attendance at the annual meeting of stockholders.

Director Compensation
      Directors who are not employed by the Company are reimbursed for reasonable expenses incurred in attending Board or committee meetings. Upon their initial election to the Board, each non-employee director was granted options to purchase 25,000 shares of the Company’s Common Stock pursuant to the 1999 Directors Stock Option Plan. Non-employee directors are also granted options to purchase an additional 7,500 shares of the Company’s Common Stock on an annual basis so long as they remain a member of the Board. These option grants to the directors become exercisable one year from the grant date. In 2004, Mr. Buckenham, Mr. Carey, Mr. Sang, Mr. Terbeek, Mr. Walsh and Mr. Watson received options to purchase 7,500 shares of the Company’s Common Stock through the 1999 Directors Stock Option Plan. Non-employee directors receive an annual retainer of $15,000, paid out in quarterly installments, as well as $1,000 per board or committee meeting attended in person and $500 per board or committee meeting attended via telephone. In addition, the Audit Committee Chairperson receives an annual retainer of $7,500 and the Compensation Committee Chairperson receives an annual retainer of $5,000.

Compensation Committee Interlocks and Insider Participation
      No interlocking relationship exists between the Board or compensation committee and the board of directors or compensation committee of any other company, and no interlocking relationship existed in the past.

Executive Officers
      The names of the Company’s executive officers and certain information regarding these persons, including their ages as of February 25, 2005, are set forth below:

Name	Age	Position

Martin J. Leestma	46	President and Chief Executive Officer
John L. Goedert	39	Chief Operating Officer
Gregory A. Effertz	42	Senior Vice President, Finance & Administration, Chief Financial Officer, Treasurer, and Secretary
Jerome Dolinsky	39	Senior Vice President, Worldwide Sales
Thomas F. Carretta	46	General Counsel
Duncan B. Angove	38	Chief Strategy Officer
John R. Gray	40	Chief Technology Officer
James B. Murdy	42	Corporate Controller and Chief Accounting Officer
      Martin J. Leestma joined the Company in March 2003 as President and Chief Executive Officer and serves on the Board. Prior to joining the Company, Mr. Leestma was a Partner with Accenture Consulting, a global consulting firm, most recently serving as Global Managing Partner CPG/ Retail. Mr. Leestma holds a Bachelor of Science degree in Industrial Management & Computer Sciences from Purdue University.
      John L. Goedert joined the Company in June 1996 as Senior Vice President, Research and Development, and is currently Chief Operating Officer, a position he has held since February 2000. Mr. Goedert holds a Bachelor of Business Administration degree in Finance from Iowa State University.
      Gregory A. Effertz joined the Company in March 1997 as Senior Vice President, Finance and Administration and Chief Financial Officer. From 1988 to 1997, Mr. Effertz was with American Paging, Inc., a paging service provider, serving most recently as Executive Director, Sales and Marketing, Corporate Controller and Treasurer. Mr. Effertz is a certified public accountant certificate holder and holds a Bachelor of Business Administration degree in Accounting and Management Information Systems from the University of Wisconsin  — Eau Claire.
      Jerome Dolinsky joined the Company in August of 1998 and is currently Senior Vice President, Worldwide Sales, a position he has held since December 2003. Mr. Dolinsky holds a Bachelor of Science degree from Weber State University.
      Thomas F. Carretta joined the Company in December of 2000 and is currently General Counsel, a position he has held since December 2001. Prior to joining the Company, from May 1998 to December 2000, he served as General Counsel and Corporate Secretary of FirePond, Inc., a software company. From 1988 to 1998, Mr. Carretta was General Counsel for Comtrol Corporation and affiliated companies. Mr. Carretta holds a Bachelor of Arts degree in English from Loyola Marymount University and holds a Juris Doctorate from Hamline University School of Law.
      Duncan B. Angove joined the Company in September 1997 and is currently Chief Strategy Officer. From 1994 to 1997, he served as a consultant with Andersen Consulting’s Consumer Products Practice, specifically in retail and distribution. Mr. Angove holds a BSC Economics degree from the University College London.
      John Gray joined the Company in April 2002 and is currently Chief Technology Officer, a position he has held since January 2003. From February 1999 to April 2002, he was with Chelsea Market Systems, LLC, a software company, serving most recently as Chief Architect and Vice President of Research and Development. From 1998 to 1999, he was a Java Architect with Sun Microsystems, and from 1996 to 1998 he served as a consultant with Sprint Corporation. Mr. Gray holds a Bachelor of Business Administration degree in Information Systems from the University of North Texas.
      James B. Murdy joined the Company in April 1997 as Controller. From 1988 to 1997, Mr. Murdy was with American Paging, Inc., serving most recently as Assistant Controller. Mr. Murdy is a certified public accountant certificate holder and holds a Bachelor of Business Administration degree in Accounting from the University of North Dakota.
      Executive officers are elected by the Board for an indefinite term or until their successors are elected.
EXECUTIVE COMPENSATION

Summary Compensation Table
      The following table sets forth certain information regarding compensation paid for services rendered by the Company’s chief executive officer and the Company’s four other highest-paid executive officers who earned more than $100,000 during the fiscal year ended December 31, 2004. These individuals are collectively referred to as the named executive officers.

					Long-Term
					Compensation
					Number of
	Annual Compensation				Securities
					Underlying
Name and Principal Positions	Year	Salary ($)	Bonus ($)	Other ($)	Options

Martin J. Leestma	2004	380,000	250,000	-0-	-0-
President, Chief Executive Officer and Director(1)	2003	303,095	228,000	-0-	1,000,000
John L. Goedert	2004	240,000	144,000	-0-	-0-
Chief Operating Officer	2003	230,000	60,375	-0-	150,000
	2002	230,000	34,500	-0-	50,000
Jerome Dolinsky	2004	250,000	145,000	-0-	60,000
S enior Vice President, World Wide	2003	204,167	141,200	-0-	135,000
Sales	2002	200,000	30,000	-0-	20,000
Duncan B. Angove	2004	220,000	99,740	-0-	75,000
Vice President, Strategy and	2003	210,000	55,125	-0-	150,000
Marketing	2002	186,667	23,750	-0-	40,000
Gregory A. Effertz	2004	220,000	115,500	-0-	50,000
Senior Vice President,	2003	210,000	55,125	-0-	150,000
Finance & Administration,	2002	210,000	31,500	-0-	50,000
Chief Financial Officer, Treasurer and Secretary

(1)	Mr. Leestma became President, Chief Executive Officer and a director in March 2003.

Stock Option Grants in 2004
      The Company granted the following stock options or stock appreciation rights covering Company Common Stock to the named executive officers during 2004.

	Individual Grants

		% of Total			Potential Realizable Value at
	Number of	Options			Assumed Annual Rates of Stock
	Securities	Granted to			Price Appreciation for Option
	Underlying	Employees	Exercise or		Term ($)
	Options	in Fiscal	Base Price	Expiration
Name	Granted	Year	($/Share)	Date	0%	5%	10%

Martin Leestma	-0-	-0-	-0-		-0-	-0-	-0-
John L. Goedert	60,000	3.75	9.73	1/29/14	-0-	367,149	930,427
Jerome Dolinsky	-0-	-0-	-0-		-0-	-0-	-0-
Duncan B. Angove	75,000	4.68	9.73	1/29/14	-0-	458,936	1,163,034
Gregory A. Effertz	50,000	3.12	9.73	1/29/14	-0-	305,957	775,356

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values
      The following table sets forth information for the named executive officers regarding Company options exercised by them during 2004 and exercisable and unexercisable Company stock options held by them as of December 31, 2004. The “value realized” figures are based on the fair market value of the Company’s common stock at the exercise date, minus the per share exercise price, multiplied by the number of options exercised. The “value of unexercised in-the-money options” figures in the right-hand column are based on the market value of the Company’s common stock at December 31, 2004, of $6.15, respectively, minus the per share exercise price of the applicable option, multiplied by the number of shares issuable upon exercise of the option.

			Number of Securities
	Number of Shares		Underlying Unexercised		Value of Unexercised in-
	Acquired on Exercise		Options at December 31,		the-Money Options at
			2004 (#)		December 31, 2004 ($)
	Exercised	Value Realized
Name	(#)	($)	Exercisable	Unexercisable	Exercisable	Unexercisable

Martin Leestma	0	0	625,000	375,000	912,500	547,500
Duncan B. Angove	0	0	200,118	156,250	182,875	216,125
Jerome Dolinsky	0	0	206,450	88,750	73,150	86,450
Gregory A. Effertz	0	0	252,750	131,250	182,875	216,125
John L. Goedert	0	0	331,801	141,250	182,875	216,125
EMPLOYMENT AGREEMENTS, TERMINATION OF EMPLOYMENT AND CHANGE IN CONTROL ARRANGEMENTS

Employment Agreements
      On March 14, 2003, the Company entered into an employment agreement with Martin J. Leestma. The agreement provides that Mr. Leestma will be the President, Chief Executive Officer and a Director of the Company. Mr. Leestma’s base salary under the contract is $380,000 per year. Mr. Leestma has the opportunity to earn an annual incentive bonus based on a combination of corporate and individual objectives. The employment agreement also provides that Mr. Leestma is entitled to participate in the employee benefit programs generally available to Company senior executives. In addition, the Board granted Mr. Leestma an option to purchase 1,000,000 shares of Company Common Stock at $4.69 per share under the Retek Inc. 1999 Equity Incentive Plan and/or the HighTouch Technologies 1999 Stock Option Plan and such shares vest over a period of three years and ninety days of continued employment, except as otherwise provided in the change-in-control agreement entered into by the Company and Mr. Leestma. Mr. Leestma is also entitled to certain additional payments if he is terminated without Cause (as defined in the employment agreement) or if he terminates his employment for Good Reason (as defined in the employment agreement), including payment of a pro-rata amount of his annual bonus, one year’s then-current annual base salary, vesting of certain stock options, and continued welfare benefits for one year at the active employee’s cost. However, to the extent the terms of the employment agreement are inconsistent with the terms of the change-in-control agreement entered into by the Company and Mr. Leestma, the terms of the change-in-control agreement supersede the terms of this employment agreement.
      On August 4, 2001, the Company entered into an employment agreement with John Buchanan. The agreement provides that Mr. Buchanan will be an executive advisor to the Company and Chairman of the Board. The employment agreement was amended effective July 1, 2003. As amended, the term of the employment agreement automatically renews each October 1 for an additional one-year term at the option of the Board through September 30, 2006. If the term is not extended, the Board must provide prior written notice. As amended, Mr. Buchanan’s base salary under the contract is at least $6,000 per year, payable in monthly increments. The employment agreement also provides that Mr. Buchanan is entitled to participate in the employee benefit programs generally available to Company senior executives and that his stock options will vest in accordance with the terms of the appropriate plan under which such options were granted. In the event of death, disability, termination by the Company without Cause (as defined in the employment agreement) or by Mr. Buchanan for Good Reason (as defined in the employment agreement) during the term of the employment agreement, Mr. Buchanan will be vested in his stock options and will be entitled to payment of the remaining base salary otherwise payable for the current term of the agreement. In the event of termination for Cause or by Mr. Buchanan without Good Reason, Mr. Buchanan would be entitled to payment of his base salary through the date of termination. The employment agreement also contains confidentiality, non-competition and non-solicitation provisions.

Change-in-Control/ Retention Agreements
      In 2002 and 2003 the Company entered into individual retention agreements with Messrs. Leestma, Effertz, and Carretta that entitle the executives to certain compensation and benefits in the event of a change in control of the Company. The Company entered into a retention agreement with Mr. Dolinsky in August 2004. In the event of a change in control of the Company during the term of each agreement, the executive’s employment would terminate and the executive would become a consultant of the Company for a two-year period. Subject to the executive’s execution of a waiver and release of claims, the executive would be entitled to, among other things:

•	immediate vesting of all options held on the date of the change in control;

•	a lump-sum cash payment equal to his base salary multiplied by two, plus his target annual bonus multiplied by two;

•	continued participation in all benefit plans for a two-year period; and

•	a full gross up for any excise taxes imposed on the executive for payments deemed to be “excess parachute” payments under the Internal Revenue Code.
      The change in control/retention agreement includes terms that preserve the executive’s right to change-in-control benefits for a certain period of time after his termination of employment, even if a change in control has not yet occurred. Under the terms of the agreement, each executive agreed not to solicit employees or customers of the Company to abandon or diminish their relationship with the Company during his employment and for a certain period thereafter. The executives have also agreed to refrain from disclosing any of the Company’s confidential or proprietary information to third parties. In connection with the transaction contemplated pursuant to the Merger Agreement, it is expected that the executives will be entitled to the following severance payments: Mr. Leestma, $1,368,000; Mr. Effertz, $794,500; Mr. Dolinsky, $1,000,000; and Mr. Carretta, $506,800 (these figures exclude the value of any stock options, continued benefits or excise tax gross-ups). While the agreements provide that each executive will have the right to exercise his stock options during the two-year consulting period, pursuant to the terms of the Merger Agreement, all outstanding stock options will be required to be exercised immediately. All stock options that are not so exercised will terminate.

Retention Agreements with Other Key Employees
      John Goedert, Duncan Angove, James Murdy, John Gray and six other officers and employees (each a “Participant”) participate in the Retention and Severance Plan for Key Employees (the “Retention Plan”). The Retention Plan, which was established in 2002, includes terms similar to those described above with respect to the change-in-control agreements, including a lump-sum cash payment equal to his base salary multiplied by 1.5, plus his target annual bonus multiplied by 1.5 and continued participation in all benefit plans for 18 months. However, the Participant only becomes entitled to benefits under the Retention Plan if he is involuntarily terminated other than for Cause or terminates for Good Reason after a Change in Control (as those terms are defined in the Retention Plan). In connection with the transaction contemplated pursuant to the Merger Agreement, the Participants’ stock options will immediately vest, since the acquiring entity has decided not to assume the outstanding stock options for these Participants. While the Retention Plan provides that each Participant who becomes eligible for benefits under this plan will have the right to exercise his stock options during any applicable consulting period, pursuant to the terms of the Merger Agreement all outstanding stock options will be required to be exercised immediately. All stock options that are not so exercised will terminate.
      Fifteen officers and employees (each a “Participant”) participate in the Retention and Severance Plan for Key Managers (the “Managers Retention Plan”). The Managers Retention Plan, which was established in 2002, includes similar terms to those described above with respect to the Retention Plan, including a lump-

sum cash payment equal to a Participant’s 12-month base salary, plus target annual bonus and continued participation in all benefit plans for twelve months. However, the Participant only becomes entitled to benefits under the Managers Retention Plan if the Participant is involuntarily terminated other than for Cause or terminates for Good Reason after a Change in Control (as those terms are defined in the Managers Retention Plan). In connection with the transaction contemplated pursuant to the Merger Agreement, the Participants’ stock options will immediately vest, since the acquiring entity has decided not to assume the outstanding stock options for these Participants. While the Managers Retention Plan provides that each Participant who becomes eligible for benefits under this plan will have the right to exercise his stock options during any applicable consulting period, pursuant to the terms of the Merger Agreement all outstanding stock options will be required to be exercised immediately. All stock options that are not so exercised will terminate.
Stock Plans

1999 Equity Incentive Plan (the “Incentive Plan”)
      The Incentive Plan was adopted by the Company in 1999. The Incentive Plan authorizes the compensation committee of the Board to award 16,926,416 shares (as adjusted by the terms of the Incentive Plan) of Company Common Stock in the form of nonqualified or incentive stock options, stock appreciation rights, restricted stock or stock bonuses. Nonqualified stock options may be awarded at a price not less than 85% of the fair market value of the stock at the date of the award. Incentive stock options must be awarded at a price not less than 100% of the fair market value of the stock at the date of the award or 110% of fair market value of the stock at the date of the awards to more than 10% stockholders. Options and stock appreciation rights granted under the Incentive Plan may have a term of up to ten years. The compensation committee of the Board has the discretion to award restricted stock and stock bonuses, as they deem appropriate. Options vest over four years at the rate of 25% of the total grant after one year and then at a rate of 2.08% of the total grant per month over the remaining 36 months. However, the Company may, at its discretion, implement a different vesting schedule with respect to any new stock option grant. At February 25, 2005, 5,173,399 options were exercisable. In connection with the transactions contemplated pursuant to the Merger Agreement, all options granted under the Incentive Plan will be canceled. The holders of vested and unexercised options will be entitled to receive payment of a cash amount for each such option equal to the excess, if any, of the Offer Price minus the exercise price of that option. When the Merger becomes effective, the Incentive Plan will terminate and no future options or other stock grants will be issued thereunder.

1999 Employee Stock Purchase Plan (the “Purchase Plan”)
      The Purchase Plan was adopted by the Company in 1999. The Purchase Plan provides for the issuance of a maximum of 3,565,459 shares (as adjusted by the terms of the Purchase Plan) of Company Common Stock. Each Offering Period (as such term is defined in the Purchase Plan), eligible employees may designate between 2% and 15% of their cash compensation, subject to certain limitations, to be deducted from their pay for the purchase of Common Stock under the Purchase Plan. The purchase price of the shares under the Purchase Plan is equal to 85% of the lesser of the fair market value per share, as defined by the Purchase Plan, on the first day of the twelve-month Offering Period and the date of purchase. In connection with the transactions contemplated pursuant to the Merger Agreement, the date of purchase for amounts currently deferred under the Purchase Plan will be accelerated to a date immediately before the effective time of the merger, at which time the current participants in the Purchase Plan will receive a cash amount equal to (1) the Offer Price minus the purchase price set under the terms of the Purchase Plan times the number of shares that could otherwise have been purchased under the Purchase Plan by said participant, plus (2) reimbursement of such participant’s actual payroll deductions under the Purchase Plan during the current Offering Period. When the Merger becomes effective, the Purchase Plan will terminate and no future share will be available thereunder.

1999 Directors Stock Option Plan (the “Directors Plan”)
      The Directors Plan was adopted by the Company in 1999. The Directors Plan provides for the issuance of up to 400,000 nonqualified stock options (as adjusted by the terms of the Directors Plan) to the outside directors. Under the provisions of the Directors Plan, options to purchase 25,000 shares of Company Common Stock will be granted to each outside director upon becoming a member of the Board and 7,500 additional options will be granted to each outside director on each anniversary of the initial grant, so long as the director remains on the Board. Options under the Directors Plan will be granted at the fair value of the stock at the grant date and vest entirely one year from the date of grant. At February 25, 2005, 250,000 shares were exercisable. In connection with the transactions contemplated pursuant to the Merger Agreement, all options granted under the Directors Plan will be canceled. The holders of vested and unexercised options will be entitled to receive payment of a cash amount for each such option equal to the excess, if any, of the tender price minus the exercise price of that option. When the Merger becomes effective, the Directors Plan will terminate and no future options or other stock grants will be issued thereunder.

HighTouch Technologies, Inc. 1999 Stock Option Plan (the “HighTouch Plan”)
      During 2000, the Company adopted the HighTouch Plan. The HighTouch Plan authorizes the compensation committee of the Board to award up to 2,000,000 shares of Company Common Stock in the form of nonqualified stock options. Options vest over four years at the rate of 25% of the total grant after one year and then at a rate of 2.08% of the total grant per month over the remaining 36 months. However, the Company may at its discretion, implement a different vesting schedule with respect to any new stock option grant. At February 25, 2005, 914,080 options were exercisable. In connection with the transactions contemplated pursuant to the Merger Agreement, all options granted under the HighTouch Plan will be canceled. The holders of vested and unexercised options will be entitled to receive payment of a cash amount for each such option equal to the excess, if any, of the tender price minus the exercise price of that option. When the Merger becomes effective, the HighTouch Plan will terminate and no future options or other stock grants will be issued thereunder.
Report of the Compensation Committee of the Board
      The compensation committee of the Board administers the Company’s executive compensation program. The members of the committee are non-employee, non-affiliated directors. The committee has furnished the following report on executive compensation for 2004:

Composition of the Committee
      The compensation committee currently consists of Messrs. Buckenham and Carey, who are both “outside directors” within the meaning of Section 162(m) of the Internal Revenue Code. Neither Mr. Buckenham nor Mr. Carey has previously been an employee of the Company. Both members meet the definition of “non-employee director” under Rule 16b-3 of the Exchange Act. This is important because certain executive compensation elements, such as stock options, must be approved by a compensation committee composed of such outside directors in order for the Company to be entitled to a tax deduction for the full compensation expense. This is discussed in more detail below in the section entitled “Compliance with Section 162(m) of the Internal Revenue Code.”

Executive Compensation Philosophy
      The compensation committee acts on behalf of the Company’s board of directors to establish the general compensation policy of the Company with respect to all of its employees and administers the Company’s incentive and equity plans, including the 1999 Equity Incentive Plan, the 1999 Directors’ Stock Option Plan, the 1999 Employee Stock Purchase Plan and the Retek HighTouch Technologies, Inc. 1999 Stock Option Plan. The compensation committee approves the programs and policies under which compensation is paid or awarded to the executive officers and reviews the performance of these executives. The committee has designed the Company’s executive compensation program to support what the committee believes to be an appropriate relationship between executive pay and the creation of stockholder value. To emphasize this relationship, the committee links a significant portion of executive compensation to the market performance of the Company’s common stock. The objectives of the program are:

•	To support a pay-for-performance policy that differentiates bonus amounts among all executives based on both the performance of the Company and their individual performance;

•	To align the interests of executives with the long-term interests of stockholders through equity awards whose value over time depends upon the market value of the Company’s common stock;

•	To provide compensation comparable to that offered by other leading companies in the Company’s industry, enabling the Company to compete for and retain talented executives who are critical to the Company’s long-term success; and

•	To motivate key executives to achieve strategic business initiatives and to reward them for their achievement.
      The base salaries, incentive compensation and equity grants of the Company’s executive officers are determined by the compensation committee, based upon assessments of performance by the chief executive officer and other members of senior management. The compensation committee reviewed base salary levels and target bonuses for Mr. Leestma, chief executive officer, and other executive officers of the Company at or about the beginning of each year. The compensation committee bases its determinations regarding executive compensation in part on the compensation committee’s review of the Radford Executive Compensation Report (the “Radford Survey”), certain other surveys of prevailing compensation practices among high technology companies with whom the Company competes for executive talent and analyses of publicly available data for executive officers at other technology companies. These surveys are nationally known for their extensive databases of the compensation practices of high technology companies. The Radford Survey itself includes over 500 high technology companies. To this end, the compensation committee compares the compensation of the Company’s executive officers with comparable survey positions and the compensation practices of comparable companies to determine base salary, target bonuses and target total cash compensation. The compensation committee evaluates such information in connection with the Company’s corporate goals. In addition, each executive officer’s performance for the previous year and objectives for the subsequent year are reviewed by the compensation committee, and are considered in the context of each executive officer’s responsibility level and the Company’s past and anticipated future financial performance.

Executive Compensation
      Base Salary. The Company attempts to offer its executive officers salaries that are competitive with comparable companies in the enterprise retail software market and with comparable technology companies generally. The committee annually reviews the base salaries of the executive officers to determine if adjustments are appropriate to ensure that their salaries are competitive and that they reflect the individual’s increased responsibilities. For executive officers, other than the president and chief executive officer, the committee also consider the performance assessments and recommendations of the president and chief executive officer. On August 24, 2004 the Company entered into a change-in-control agreement with Jerome Dolinsky, Senior Vice President, World Wide Sales, which is in substantially the same form as the other change-in-control agreements with select executives and individuals.
      Incentive Compensation. The second element of the executive compensation program is cash incentive compensation. Achievement of certain Company level goals established by the board of directors, including total revenue and operational earnings per share, were the prerequisite to any annual incentive bonus opportunities for executive officers. Cash bonuses were awarded in 2004 to executive officers to the extent that the Company targets were achieved and the individual executive officer achieved predetermined individual objectives. The compensation committee intends to continue these practices in 2005.
      Performance against both the Company goals and the individual objectives was measured, periodically. The Company had achieved many of the Company goals established by the compensation committee and the board of directors. Mr. Leestma’s individual goals for his incentive compensation included goals based upon his effectiveness in leading the initiatives related to revenue, back log, year end cash, operational earnings per share, and other non-financial measures in a very challenging business environment. Mr. Leestma’s subjective judgment of each executive’s performance (other than his own) was taken into account in determining whether individual objectives were satisfied. For 2004, target incentive compensation for executive officers set by the compensation committee ranged from approximately 40% to 100% of an executive officer’s base salary. Executive officers’ actual earned bonuses in 2004 ranged between 58% to 82% of the target incentive. Mr. Leestma earned 82% of his target incentive in 2004.
      Equity Program. Stock options and/or restricted stock are an essential element of the Company’s executive compensation package. The compensation committee believes that equity-based compensation in the form of stock options and/or restricted stock links the interests of management and stockholders by focusing employees and management on increasing stockholder value.
      The committee typically grants stock options and/or restricted stock to an executive officer when the executive first joins the Company or in connection with a significant change in responsibilities. The compensation committee typically makes annual grants of additional stock options and/or restricted stock to an executive for various reasons such as an executive’s anticipated future contribution and ability to impact corporate and/or business unit results or past performance. In the discretion of the compensation committee, an executive officer may also be granted equity to provide greater incentives to continue their employment with the Company and to increase the value of the Company’s stock. The Company stock options generally become exercisable over a four-year period and are granted at a price that is equal to the fair market value of the Company’s common stock on the date of grant. With respect to restricted stock, the committee retains discretion regarding the terms of the grant.

Chief Executive Officer Compensation
      The compensation committee recommends to the Company’s entire board of directors the base salary, incentive compensation and equity compensation for the Company’s president and chief executive officer. During 2004, Mr. Leestma received a base salary of $380,000 and earned incentive compensation of $250,000. Mr. Leestma’s bonus compensation in 2004 represented approximately 82% of his target bonus for 2004. The Company had achieved many of the Company goals established by the compensation committee and the board of directors. Mr. Leestma’s individual goals for his incentive compensation included goals based upon his effectiveness in leading the initiatives related to revenue, back log, year end cash, operational earnings per share, and other non-financial measures in a very challenging business environment.

Compliance with Section 162(m) of the Internal Revenue Code
      Stockholders have approved each of the plans under which the Company offers equity compensation to its executive officers. The Company designed these plans to allow the Company to receive a tax deduction for incentive compensation payments to the chief executive officer and the other four most highly paid executive officers. Without these qualifying performance-based plans, the Company could not deduct incentive compensation payments to the extent the amounts paid to any of these executive officers in any year exceeded $1 million.
      The compensation committee intends to pursue a strategy of maximizing the deductibility of the compensation the Company pays to its executives. However, the committee intends to retain the flexibility to take actions that the committee considers to be in the best interests of the Company and its stockholders and which may be based on considerations in addition to tax deductibility.

Conclusion
      The compensation committee believes that Company and individual performance and achievement enhance long-term stockholder value. The compensation plans that the compensation committee has adopted for the executive officers of the Company are based on achievement of performance goals, as well as competitive pay practices. The compensation committee believes that one of its most important functions in serving the interests of the stockholders is to attract, motivate and retain talented executive officers. In this regard, equity compensation in the form of stock options is vital to this objective and, therefore, to the long-term success of the Company.

Compensation Committee

N. Ross Buckenham
Ward Carey III

Report of the Audit Committee
To the Board of Directors:
      The audit committee has reviewed and discussed with management and the Company’s independent registered public accounting firm, PricewaterhouseCoopers LLP, the Company’s audited financial statements for the year ended December 31, 2004. The audit committee has also discussed with PricewaterhouseCoopers LLP the matters required to be discussed by Statement on Auditing Standards No. 61, “Communication with Audit Committees.” PricewaterhouseCoopers LLP has provided the audit committee with the written disclosures required by Independence Standards Board Standard No. 1, “Independence Discussions with Audit Committees,” and the audit committee discussed with the Company’s independent registered public accounting firm their independence.
      As of the date of this Information Statement, the audit committee has not met for the purpose of recommending to the board of directors that the Company’s audited financial statements for the fiscal year ended December 31, 2004 be included in the Company’s Annual Report on Form 10-K for such year.
      We have also considered whether the provision of services by PricewaterhouseCoopers LLP not related to the audit of the financial statements referred to above and to the reviews of the interim financial statements included in the Company’s Form 10-Q for the quarters ended March 31, 2004, June 30, 2004 and September 30, 2004 is compatible with maintaining PricewaterhouseCoopers LLP’s independence.
Chris Sang
William Walsh
Stephen E. Watson
      The foregoing Report of the Audit Committee shall not be deemed to be incorporated by reference in any previous or future documents filed by the Company with the Securities and Exchange Commission under the Securities Act of 1933 or the Exchange Act, except to the extent that the Company specifically incorporates the Report by reference in any such document.

PERFORMANCE GRAPH
      The following graph compares the cumulative total return to stockholders for the Company, the NASDAQ Stock Market (U.S.) Index, and the RDG Internet Composite Index. The graph assumes that $100 was invested in the Common Stock and in each index on December 31 and assumes reinvestment of dividends. No dividends have been declared or paid the Common Stock. Stockholder returns over the indicated period should not be considered indicative of future stockholder returns.
COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
AMONG RETEK INC., THE NASDAQ STOCK MARKET (U.S.) INDEX,
AND THE RDG INTERNET COMPOSITE INDEX

Company/Index Name	12/31/1999	12/31/2000	12/31/2001	12/31/2002	12/31/2003	12/31/2004

RETEK INC.	$100.00	$32.39	$39.69	$3.61	$12.33	$8.17
NASDAQ STOCK MARKET (U.S.) INDEX	100.00	60.30	45.49	26.40	38.36	40.51
RDG INTERNET COMPOSITE INDEX	100.00	57.26	40.00	27.91	38.25	41.67

* $100 INVESTED ON 12/31/1999 IN STOCK OR IN INDEX — INCLUDING REINVESTMENT OF DIVIDENDS. FISCAL YEAR ENDING DECEMBER 31.
SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE
      Section 16(a) of the Exchange Act requires that Company’s directors and executive officers and persons who own more than 10% of the Common Stock (“Reporting Persons”) file with the SEC initial reports of ownership and changes in ownership of Common Stock and other equity securities of Company. Reporting Persons are required by SEC regulations to furnish Company with copies of all Section 16(a) reports they file. To the Company’s knowledge, based solely on review of the copies of such reports furnished to the Company during fiscal 2004, all Section 16(a) filing requirements applicable to its Reporting Persons were complied with.

SCHEDULE I
DIRECTORS AND EXECUTIVE OFFICERS OF PARENT AND PURCHASER
      The following table sets forth the name, age, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of the directors and executive officers of Parent and Purchaser whom Parent has identified as the candidates to be Parent Designees. Unless otherwise indicated below, (1) each individual has held his positions for more than the past five years, (2) the business address of each person is 3999 West Chester Pike, Newtown Square, Pennsylvania 19073, and (3) all individuals listed below are citizens of the United States, with the exception of Shai Agassi, who is a citizen of Israel. In the event that additional Parent Designees are required in order to constitute a majority of the Board, such additional Parent Designees will be selected by Parent from among the directors and executive officers of Parent or Purchaser contained in Schedule I of the Offer to Purchase, which is incorporated herein by reference.

Name, Age and Business Address

Present Principal Occupation or Employment and Five-Year
Employment History

Shai Agassi, 36 Address: Neurottstrasse 16, 69190 Walldorf, Federal Republic of Germany	Member of Executive Board, SAP AG	Present occupation: Member of Executive Board, SAP AG (April 2002-present); CEO, SAP Portals Inc. (2001-2002); CEO, TopTier Software Inc. (1998-2001)

Brad Brubaker, 41	Director and Secretary, Sapphire Expansion Corporation	Present occupation: Sr. Vice President, General Counsel and Corporate Secretary, SAP America, Inc. (November 1999-present)

James Mackey, 34	Director and President, Sapphire Expansion Corporation	Present occupation: Head of Corporate Finance, SAP Global Marketing, Inc. (January 2004- present); President and Director, Sapphire Expansion Corporation (February 2005-present)
Positions in past five years: Director, Corporate Business Development, SAP America (July 2001-January 2004); Legal Department, SAP America (May 2000-July 2001); M&A Securities Attorney, Blank Rome LLP (April 1998-May 2000)

William McDermott, 43	President, Chief Executive Officer and Director, SAP America, Inc.	Present occupation: President and Chief Executive Officer, SAP America (September 2002-present)
Positions in past five years: Executive Vice President, Worldwide Sales and Operations, Siebel Systems, Inc. (June 2001-September 2002); President, Gartner, Inc. (May 2000-June 2001)

Mark R. White, 46	Chief Financial Officer and Director, SAP America, Inc.	Present occupation: Chief Financial Officer, SAP America (March 2002-present)
Positions in past five years: Corporate Controller, Lucent Technologies Incorporated (September 2000-September 2001); Vice President Consulting Services, Cadence Design Systems (July 1996-September 2000)

I-1

SCHEDULE II
Amended and Restated Audit Committee Charter
(Amended May 2004)
Purpose
      The Audit Committee of Retek Inc. (the “Corporation”) is a standing committee of the Board of Directors (“Board”). The purpose of the Audit Committee is to assist the Board in fulfilling its oversight responsibility relating to (1) the Corporation’s accounting and financial reporting processes and the audits and financial statements of the Corporation, including the systems of internal accounting and internal controls; (2) the appointment, compensation, qualifications, independence and work of the Corporation’s independent accountants; (3) the Corporation’s compliance with legal and regulatory requirements; (4) the Corporation’s internal audit function; and (5) other responsibilities set forth herein. The report of the Committee required by the rules of the Securities and Exchange Commission (“SEC”) shall be included in the Corporation’s annual proxy statement.
      While the Audit Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Corporation’s financial statements and disclosures are complete and accurate and are in accordance with generally accepted accounting principles and applicable rules and regulations. These are the responsibilities of management and the independent accountants.
Composition and Qualifications
      The Audit Committee shall be comprised of that number of directors as the Board of Directors shall determine from time to time, provided, however, that, in accordance with the listing standards of the National Association of Securities Dealers, Inc. (the “NASD”), such number of directors shall not be less than three. Each member of the Audit Committee shall meet all applicable requirements of the NASD with respect to independence, experience, financial literacy, accounting or related financial expertise, and any other matters required by the NASD. All members shall be independent as defined in Section 10A(m)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and applicable rules of the SEC. At least one member of the Audit Committee will be an audit committee financial expert as defined by the SEC.
      Subject to the other requirements of this Charter, the Board may appoint and remove committee members and the chair of the Committee in accordance with the Corporation’s bylaws. Upon expiration of any term or to fill any vacancy on the Committee, the Board shall appoint members of the Committee and shall consider the recommendation of the Nominating Committee. A member of the Committee may resign by delivering written notice to the Board within 30 days prior to the effective date of his or her resignation and such resignation shall take effect on the date specified in such notice.
Authority
      In discharging its oversight responsibilities, the Audit Committee shall have unrestricted access to the Company’s management, books and records and the authority to retain outside counsel, accountants or other consultants at the Audit Committee’s sole discretion. The Corporation shall provide funding, as determined by the Audit Committee, for (1) payment of compensation to the independent accountants; (2) payment of compensation to any advisors employed by the Audit Committee; and (3) payment of ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.
      The Audit Committee may form and delegate authority to subcommittees, comprised of one or more members of the Committee, as necessary or appropriate. Each subcommittee shall have the full power and authority of the Audit Committee.

Responsibilities
      The Audit Committee shall have the following duties and responsibilities:
Financial Statements and the Disclosure Process

•	Determine whether to recommend to the Board that the Corporation’s financial statements, including disclosures made in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” be included in its Annual Report on Form 10-K for filing with the SEC. To carry out this responsibility, the Committee shall:

•	Review and discuss the audited financial statements, including disclosures made in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” with management and the independent accountants;

•	Discuss with the independent accountants the matters required by Statement on Auditing Standards No. 61; and

•	Review and discuss with the independent accountants the written disclosures required by Independence Standards Board Standard No. 1 regarding their independence, including whether the provision of permitted non-audit services is compatible with maintaining the independent accountants’ independence, and, where appropriate, recommend that the Board take appropriate action in response to the disclosures to satisfy itself of the independence of the Corporation’s independent accountants;

•	Review and discuss with management and the independent accountants the Corporation’s interim financial statements to be included in the Corporation’s quarterly reports to be filed with the SEC;

•	Discuss generally the Corporation’s earnings press releases, as well as financial information and earnings guidance provided to analysts to the extent required by applicable law or listing standards;

•	Review the certification of the Chief Executive Officer and the Chief Financial Officer during their certification process for the 10-K and the 10-Q’s to the extent that such certification is expected to include information about any significant deficiencies in design or operation of internal controls or material weaknesses therein and any fraud, whether or not material, involving management or other employees who have a significant role in the Corporation’s internal controls;

•	Review and discuss periodically reports from the independent accountants on, among other things, certain:

•	Critical accounting policies and practices to be used;

•	Alternative treatments of financial information within generally accepted accounting principles;

•	Other material written communications between the independent accountants and management; and

•	Difficulties encountered in the course of the audit work, including any restrictions on the scope of activities or access to requested information, any significant disagreements with management, and communications between the audit team and audit firm’s national office with respect to difficult auditing or accounting issues presented by the engagement;

•	Oversee the internal audit function, including a review with management and the senior internal auditor the charter, scope, plans and results of the internal audit function; and

•	Review with management its evaluation of the effectiveness of the Corporation’s internal control structure and procedures for financial reporting and review with the independent accountants the attestation and report on, the assessment made by management, and consider whether any changes to internal controls are appropriate in light of management’s assessment.

Oversight of Relationship with Independent Accountants

•	Be directly responsible for the appointment (subject, if applicable, to stockholder ratification), compensation, retention and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work. The independent auditor shall report directly to the Committee;

•	Approve guidelines, in accordance with law and listing standards, for the retention of the independent accountants for any permitted non-audit services and determine procedures for the pre-approval of audit and non-audit services. Pre-approval authority may be delegated to one or more members of the Committee, but may not be delegated to management, and any such preapprovals must be presented to the full Committee at its next scheduled meeting;

•	Review and discuss the scope and plan of the independent audit;

•	At least annually, obtain and review a report by the independent accountant describing its own internal quality-control procedures, any material issues raised by its most recent quality-control review or peer review and any inquiry or investigation by governmental or professional authorities respecting any such audits; and

•	Recommend to the Board policies for the Corporation’s hiring of employees or former employees of the independent accountants, which guidelines shall meet the requirements of applicable law and listing standards.

•	Ensure the rotation of the audit partner, lead partner and concurring partner of the independent auditor as required by law.
Compliance Oversight Responsibilities

•	Obtain from the independent auditor assurance that the audit was conducted in a manner consistent with Section 10A(b) of the Exchange Act;

•	Review periodically with management and the independent accountants any correspondence with, or other action by, regulators or governmental agencies, any material legal affairs of the Corporation and the Corporation’s compliance with applicable law and listing standards; and

•	Oversee compliance with the Corporation’s Code of Ethical Conduct and Code of Ethics for Senior Financial Management including annually reviewing the adequacy of these policies and propose changes to the Board of Directors
Other Responsibilities

•	Establish and maintain a Whistleblower policy and procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

The Audit Committee will review the Whistleblower policy annually to help ensure the adequacy of the policy and process;

•	Develop, in coordination with the Nominating Committee, and implement an annual performance evaluation of the Committee;

•	Regularly report to the Board of Directors its conclusions with respect to the matters that the Audit Committee has considered; and

•	Review and reassess the adequacy of this Charter annually and submit it to the Board of Directors for approval.

Meetings
      Subject to the Company’s Bylaws and resolutions of the Board, the Audit Committee shall meet at least quarterly at such times as the Chair of the Committee shall designate. The Committee may also hold special meetings or act by unanimous written consent as the Committee may decide. Committee meetings will be governed by the quorum and other procedures generally applicable to meetings of the Board under the Corporation’s bylaws. Minutes shall be kept of each meeting.
      The Committee, to the extent required by the listing standards and as it may otherwise determine to be appropriate, will meet in separate executive sessions with the chief financial officer, the controller, the internal auditor and representatives of the independent accountants.

ANNEX B
February 27, 2005
Board of Directors
Retek Inc.
Gentlemen:
      Deutsche Bank Securities Inc. (“Deutsche Bank”) has acted as financial advisor to Retek Inc. (“Retek”) in connection with the proposed acquisition of Retek by SAP America, Inc (“SAP”). Retek, SAP, and Sapphire Expansion Corporation, a wholly owned subsidiary of SAP (“SAP Sub”), intend to enter into the Agreement and Plan of Merger, substantially in the form of the draft dated as of February 26, 2005 (the “Merger Agreement”), which provides, among other things, for (A) SAP Sub to make a tender offer (the “Offer) to purchase all of the outstanding common stock, par value $0.01, of Retek (the “Retek Common Stock”), at a price per share of Retek Common Stock of $8.50, net to the seller in cash, and (B) the subsequent merger of SAP Sub into Retek (the “Merger”), as a result of which each share of the Retek Common Stock not owned directly or indirectly by SAP or Retek, or as to which dissenters’ rights have been perfected, will be converted into the right to receive $8.50 in cash without interest (the “Transaction”). The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.
      You have requested Deutsche Bank’s opinion, as investment bankers, as to the fairness, from a financial point of view, to the holders of Retek Common Stock, of the consideration to be received by such holders pursuant to the Merger Agreement.
      In connection with Deutsche Bank’s role as financial advisor to Retek, and in arriving at its opinion, Deutsche Bank has reviewed certain publicly available financial and other information concerning Retek and certain internal analyses and other information furnished to it by Retek. Deutsche Bank has also held discussions with members of the senior management of Retek regarding the businesses and prospects of Retek. In addition, Deutsche Bank has (i) reviewed the reported prices and trading activity for Retek Common Stock, (ii) compared certain financial and stock market information for Retek with similar information for certain other companies whose securities are publicly traded, (iii) reviewed the financial terms of certain recent business combinations which it deemed comparable in whole or in part, (iv) reviewed the terms of the Merger Agreement, and (v) performed such other studies and analyses and considered such other factors as it deemed appropriate. Deutsche Bank has not assumed responsibility for independent verification of, and has not independently verified, any information, whether publicly available or furnished to it, concerning Retek, including, without limitation, any financial information, forecasts or projections considered in connection with the rendering of its opinion. Accordingly, for purposes of its opinion, Deutsche Bank has assumed and relied upon the accuracy and completeness of all such information and Deutsche Bank has not conducted a physical inspection of any of the properties or assets, and has not prepared or obtained any independent evaluation or appraisal of any of the assets or liabilities, of Retek. With respect to the financial forecasts and projections, made available to Deutsche Bank and used in its analyses, Deutsche Bank has assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Retek as to the matters covered thereby. In rendering its opinion, Deutsche Bank expresses no view as to the reasonableness of such forecasts and projections or the assumptions on which they are based. Deutsche Bank’s opinion is necessarily based upon economic, market and other conditions as in effect on, and the information made available to it as of, the date hereof.

B-1

Retek Inc.
February 27, 2005

      For purposes of rendering its opinion, Deutsche Bank has assumed that, in all respects material to its analysis, the representations and warranties of Retek, SAP and the SAP Sub contained in the Merger Agreement are true and correct; Retek, SAP and the SAP Sub will each perform all of the covenants and agreements to be performed by it under the Merger Agreement; and all conditions to the obligations of each of Retek, SAP and the SAP Sub to consummate the Transaction will be satisfied without any waiver thereof. Deutsche Bank has also assumed that all material governmental, regulatory or other approvals and consents required in connection with the consummation of the Transaction will be obtained and that in connection with obtaining any necessary governmental, regulatory or other approvals and consents, or any amendments, modifications or waivers to any agreements, instruments or orders to which either Retek or SAP is a party or is subject or by which it is bound, no limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have a material adverse effect on Retek or SAP or materially reduce the contemplated benefits of the Transaction.
      This opinion is addressed to, and for the use and benefit of, the Board of Directors of Retek and is not a recommendation to the stockholders of Retek. This opinion is limited to the fairness, from a financial point of view, to the holders of Retek Common Stock, of the consideration to be received by such holders pursuant to the Merger Agreement, and Deutsche Bank expresses no opinion as to the merits of the underlying decision by Retek to engage in the Transaction.
      Deutsche Bank will be paid a fee for its services as financial advisor to Retek in connection with the Transaction, a substantial portion of which is contingent upon consummation of the Transaction. We are an affiliate of Deutsche Bank AG (together with its affiliates, the “DB Group”). One or more members of the DB Group have, from time to time, provided investment banking, commercial banking (including extension of credit) and other financial services to Retek and SAP or their affiliates for which it has received compensation, including acting as financial advisor to SAP with respect to its acquisition of the outstanding shares of SAP SI in May, 2004, and acting as a coordinator on a Euro 1 billion syndicated revolving credit facility in November, 2004. Mr. Henning Kagermann, the Chief Executive Officer of SAP, is a member of the non-management Supervisory Board of Deutsche Bank’s indirect parent company, Deutsche Bank AG. In the ordinary course of business, members of the DB Group may actively trade in the securities and other instruments and obligations of Retek and SAP for their own accounts and for the accounts of their customers. Accordingly, the DB Group may at any time hold a long or short position in such securities, instruments and obligations.
      Based upon and subject to the foregoing, it is Deutsche Bank’s opinion as investment bankers that, as of the date hereof, the consideration to be received by the holders of Retek Common Stock pursuant to the Merger Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ Deutsche Bank Securities Inc.

DEUTSCHE BANK SECURITIES INC.

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